Sears Tower, Suite 5800
233 S. Wacker Dr.
Chicago, Illinois 60606
Tel: (312) 876-7700 Fax: (312) 993-9767
www.lw.com

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Via EDGAR
August 17, 2007
Securities and Exchange Commission
100 F Street, N.E.
Mailstop 3561
Washington, D.C. 20549

Attention:	H. Christopher Owings Scott Anderegg

Re:	Ulta Salon, Cosmetics & Fragrance, Inc. — Amendment No. 1 Registration Statement on Form S-1 File No. 333-144405
Ladies and Gentlemen:
     On behalf of Ulta Salon, Cosmetics & Fragrance, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing under the Securities Act of 1933, as amended, Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), including certain exhibits, marked to indicate changes from the Registration Statement as originally filed with the Securities and Exchange Commission (the “Commission”) on July 6, 2007. Courtesy copies of this letter and the Amendment (specifically marked to show changes thereto) are being submitted to the Staff of the Commission (the “Staff”) by hand delivery.
     The Amendment reflects the responses of the Company to comments received from the Staff in a letter from H. Christopher Owings, dated August 3, 2007 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. For your convenience, references in the responses to page numbers are to the marked version of the Amendment and to the prospectus therein.
     The Company’s responses to the Staff’s comments are as follows:
General
1.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Securities and Exchange Commission
August 17, 2007

Response: We supplementally advise the Staff that we will allow sufficient time prior to any distribution of preliminary prospectuses for the Staff to review the additional disclosure that will be included in the blank spaces noted by the Staff.

2.	Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus.

Response: We supplementally advise the Staff that gatefold information, including each of the pictures, graphics and artwork that we intend to use in the prospectus, is included in the Registration Statement and the Amendment.

3.	Please file all required exhibits, such as your underwriting agreement and the legal opinion, in a timely manner so that we may have time to review them before you request that your registration statement become effective.

Response: We have filed the majority of the exhibits with the Amendment. We supplementally advise the Staff that we will file the remaining exhibits in a timely manner so the Staff has time to review them before we request that our registration statement becomes effective.
Front Cover of Prospectus
4.	We note that you have listed six underwriters on the cover page. Please revise to identify only the lead or managing underwriters. Refer to Item 501(b)(8)(i) of Regulation S-K.

Response: In response to the Staff’s comment, each of the underwriters listed on the cover page of the Prospectus is a lead or managing underwriter. The following is a list of the underwriters and their respective titles:
•	J.P. Morgan Securities Inc. — Joint book-running manager

•	Wachovia Capital Markets, LLC — Joint book-running manager

•	Thomas Weisel Partners LLC — Co-manager

•	Cowen and Company, LLC — Co-manager

•	Piper Jaffray & Co. — Co-manager

Securities and Exchange Commission
August 17, 2007

Prospectus Summary, page 1
5.	We note your statement that the prospectus summary highlights information and that it might not contain all the information that is important to an investor. However, the prospectus summary should highlight all material information for an investor. Please revise your disclosure language accordingly.
     Response: We have revised the disclosure in response to the Staff’s comment. See page 1.
6.	Please provide support for the qualitative and comparative statements contained in your prospectus. For example, disclose the basis for your assertion that you are “the largest beauty retailer that provides one-stop shopping for prestige, mass and salon products and services in the United States.” In this regard, disclose whether this information is based upon management’s belief, industry data, reports/articles or any other source. If the statement is based upon management’s belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles, please provide these documents to us, appropriately marked and dated. See the following additional examples:
•	Your statement that you “pioneered this unique combination of beauty superstore and specialty store attributes that focuses on all aspects of how women prefer to shop for beauty,” on pages 2 and 53, followed by the CEW and ICSC recognitions;

•	Your reference to the $75 billion beauty products and salon services industry and your indication that you are the “only retailer to offer an off-mall, service-oriented specialty retain concept...” on page 3.

•	Your statement that you “offer the widest selection of categories across prestige and mass cosmetics, fragrances, haircare, skincare, bath and body products and salon styling tools,” on page 52;

•	Your statement that you offer a “compelling value proposition to [y]our customers across all of [y]our product categories,” on page 61; and

•	Your indication that the “market for salon services and products is highly fragmented, with over 350,000 salons in the United States, approximately 75% of which have less than four employees,” on page 66.
     Response: We have revised the disclosure in response to the Staff’s comment. See pages 1, 2, 32, 52, 53, 54, 57 and 61.

Securities and Exchange Commission
August 17, 2007

In addition, we supplementally provide in the table below a comparative analysis of various beauty retailers which (i) illustrates the breadth of the Company’s product and service offerings as support for the statement that we “offer the widest selection of categories across prestige and mass cosmetics, fragrances, haircare, skincare, bath and body products and salon styling tools” and (ii) shows the basis for the assertion in the prospectus that the Company is “the largest beauty retailer that provides one-stop shopping for prestige, mass and salon products and services in the United States.” As the table below indicates, the Company is the only retailer to offer products across the beauty spectrum of mass, prestige and salon products along with providing a full-service salon. In addition, relative to its beauty retail competitors, the Company has the largest average store size, which facilitates the beauty superstore format and provides customers with one-stop shopping across these categories.

						Category
					Average
	Estimated	# of U.S.	U.S.	# of	store size	Mass	Prestige	Salon	Salon
Specialty Retailer	sales	stores	Debut	states	(square feet)	Products	products	products	services

ULTA	$755[1]	207	1990	26	10,000	✓	✓	✓	✓

Sally Beauty Supply	2,417[1]	2,196[2]	1964	48	1,700	✓		✓

Bath & Body Works	1,304	1,540	1990	48	2,300	✓	✓

The Body Shop	957[1]	322	1989	N/A	850	✓	✓

Sephora	850	183	1998	36	4,500		✓

Trade Secret	253	633	1982	49	1,200	✓		✓	✓

L’Occitane	199	148	1996	29	350		✓

Beautyfirst	N/A	77	1983	18	2,000		✓	✓	✓

Beauty Brands	65	50	1995	11	6,500		✓	✓	✓

Harmon	46	39	~1980	3	6,850	✓

Ricky’s	30	20	1988	2	N/A	✓

H2O	29	11	1989	5	1,100		✓

Fresh	13	11	1991	4	625		✓

Source: company filings, company websites, Capital IQ, Factiva, Lexis/Nexis

[1]	Latest actual annual sales figure

[2]	Does not include BSG division

Securities and Exchange Commission
August 17, 2007

Furthermore, we have supplementally provided in Annex B to this letter studies by Kline & Company, and IBISWorld Inc., a survey by American Express, and articles citing studies by NPD and Professional Consultants & Resources, each of which is referred to in the prospectus and contains information supporting statements in the prospectus. These documents are appropriately dated and marked to cross-reference the corresponding statements. All of the documents are publicly available and none was prepared specifically for this filing or commissioned by the Company.

7.	In an appropriate place in the prospectus, please revise your discussion to explain some of the terminology you use to describe your business. For example, you describe your retail locations as being located in “power centers” and “lifestyle centers” but you do not explain what you mean by these terms. See also, your reference to “planograms” and “POS data.”

Response: We have revised the disclosure in response to the Staff’s comment. See pages 13, 61 and 62.

8.	We note that you have provided repetitive disclosure. For example, your disclosure “Our Value Proposition” on page 1 is identical to your disclosure on page 52 and your disclosure “An Off-Mall Location” on page 1 is identical to your disclosure on page 52. The note to Rule 421(b) in Regulation C states that you should avoid repetitive disclosure that increases the size of the prospectus but does not enhance the quality of the information. Mere repetition of the same language or ideas does not enhance the quality of the disclosure in your prospectus. Accordingly, revise the summary to highlight each item of key information one time, and include a more complete description of each item only once in the body of your prospectus.

Response: We have revised the disclosure in the prospectus summary in response to the Staff’s comment. See pages 1 through 4.

9.	In your discussion of your competitive strengths, you refer to the “emotional connection” that your unique retail shopping experiences reinforces. In an appropriate place in this prospectus, please explain what you mean by this.

Response: We have deleted the discussion of the “emotional connection” in the prospectus summary in response to the Staff’s comment.

Securities and Exchange Commission
August 17, 2007

The Offering, page 5
10.	We note your indication here that shares of your preferred stock will convert and be redeemed into common stock upon consummation of this offering. In an appropriate place in this prospectus, please provide additional details regarding the terms of conversion and redemption, including the price and number of shares that will be issued upon redemption and how the redemption will be financed.

Response: We have revised the disclosure in response to the Staff’s comment. See pages 6, 24 and 97.
Risk Factors, page 8
Any significant interruption in the operations of our distribution and order fulfillment infrastructure could disrupt our ability to deliver our merchandise..., page 10
11.	We note your indication that you maintain business interruption and property insurance which mitigates the risk that you describe. If the real risk you are trying to describe is that you may have insufficient insurance coverage for this risk, please revise the heading and text of this risk factor accordingly. Otherwise, it appears that the risk you describe is not a material risk and should be deleted. This comment also applies to aspects of the risk factors entitled “If we are unable to protect our intellectual property rights, our ability to compete could be harmed ...” and “If our manufacturers are unable to produce our ULTA branded products on time ...”

Response: We have revised the disclosure in response to the Staff’s comment. See pages 11, 14 and 15.
Any significant interruption in the operations of our distribution and order ... page 10
12.	In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note that the following risk factors appear to contain generic disclosures:
•	Any material disruption of our information technology systems..., page 10

Securities and Exchange Commission
August 17, 2007

•	A decline in general economic conditions..., page 11

•	A reduction in traffic to anchor stores..., page 12

•	If we fail to maintain the value of our brand, our sales are likely to decline ..., page 13

•	Increases in the demand for, or the price of, raw materials ..., page 16

•	We may need to raise additional funds to pursue our growth strategy..., page 17
Please note these are examples only. Review your entire risk factor section and revise as necessary.

Response: We have reviewed the risk factor section and revised several risk factors in response to the Staff’s comment. See pages 11, 12, 13, 14, 17 and 18.
Union activity at third-party transportation companies ..., page 11
13.	Please ensure that your risk factors provide the information investors need to assess the magnitude of the risk. For example, in this risk factor, you indicate that “some of these third parties” and that “[a]ttempted labor organizing activities” could result in lost sales or reduced demand (emphases added). Explain why these situations would have a material adverse effect on the company otherwise it would appear that these risks are speculative and do not constitute material risks of which investors should be made aware.

Response: We have removed this risk factor in response to the Staff’s comment.
We as well as our vendors, are subject to laws, and regulations that could require us to modify our current business practices..., page 15
14.	Please revise to present this risk in more concrete and specific terms. For example, you say that you are subject “to numerous laws and regulations, including labor and employment and taxation laws to which most retailers are typically subject.” This does not explain what risk is involved in being subject to such laws and regulations nor does it describe the risk as it specifically relates to your business. So investors can better understand this risk, clearly explain the risk and how the risk relates to you.

Securities and Exchange Commission
August 17, 2007

Response: We have revised the disclosure in response to the Staff’s comment. See pages 15 and 16.
Our secured revolving credit facility could limit our operational flexibility, page 17
15.	Some of your subheadings do not fully describe the risk disclosed in the text. For example, this subheading does not clearly describe the risk you are trying to disclose or, in this case, that your credit facility contains covenants that restrict your ability to take certain actions. Please revise.

Response: We have revised the disclosure in response to the Staff’s comment. See page 18.
We do not anticipate paying dividends on our capital stock in the foreseeable future, page 21
16.	Ensure that the disclosure in each risk factor you include actually describes a real risk. For example, in this risk factor, you appear to be merely stating a fact about the company, as opposed to describing a risk associated with an investment in your securities. Please revise or remove this risk.

Response: We have removed this risk factor in response to the Staff’s comment.
We did not register our stock options under the Securities Exchange Act ..., page 21
17.	Please advise the title and the body of this risk factor to reflect that you were required to register the stock options not that you “may” have been required to do so. In this regard, refer to SEC Release No. 34-56010, where the staff indicates that an issuer meeting the conditions of Exchange Act Section 12(g) is required to register the class of options, unless an exemption is available.

Response: We have revised the disclosure in response to the Staff’s comment. See page 21.
Use of proceeds, page 24
18.	We note your indication here that the net proceeds from the offering will be used to pay accumulated dividends in arrears on your preferred stock. Please revise to

Securities and Exchange Commission
August 17, 2007

discuss what the total amount of accumulated dividends in arrears amounts to and whether or not the net proceeds from this offering will satisfy all amounts due. If not, disclose whether or not this will impact the terms of the conversion and redemption of such preferred stock, as is contemplated at the consummation of this offering.

Response: We have revised the disclosure in response to the Staff’s comment. See page 24.
Selected consolidated financial data, page 29
19.	In footnote 7 on page 31 you disclose that the Series III preferred stock is presented in the mezzanine section of your balance sheet. Please consider adding a brief explanation of what that means since all readers may not be familiar with the term mezzanine.

Response: We have revised the disclosure in footnote 7 in response to the Staff’s comment. See pages 8, 26, 31 and F-23.
     Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32
20.	We note your discussion of “Key Trends” on page 57. Please expand your MD&A to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In this regard, we note your disclosure that from 1999 to 2006 you have delivered increases in net income at a compounded annual growth rate of 51.6%. Discuss whether you expect that trend to continue. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:
•	Economic or industry-wide factors relevant to your company, and

•	Material opportunities, challenges, and

•	Risks in short and long term and the actions you are taking to address them.

Securities and Exchange Commission
August 17, 2007

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response: We have revised the disclosure in response to the Staff’s comment. See pages 32 and 33.

21.	The basis of presentation section of management’s discussion and analysis discusses the types of items included in pre-opening expenses; however, it appears that remodeling expenses are also included in the pre-opening line item. Please revise the disclosure on page 35 or advise.

Response: We have revised the disclosure in response to the Staff’s comment. See page 35.

22.	In discussing quarterly results of operations we understand some three month periods contain 13 weeks and some 14 weeks. Please revise the column headings, or other disclosure, to clarify for a reader the actual length of each period.

Response: We have revised the disclosure in response to the Staff’s comment. See pages 36 and F-12.

In addition, we supplementally note that, since fiscal 2000, the only quarterly reporting period comprised of 14 weeks is the fourth quarter of 2006. We advise the Staff that we will disclose the existence of the fourteenth week in the fourth quarter of 2006 in any relevant future quarterly comparative discussions.

23.	With respect to the discussion of gross profit for the first quarter in fiscal 2007 you indicate that the primary cause was planned accelerated depreciation. Please revise to indicate if this accelerated depreciation will have a known continuing impact, or if it is a temporary condition.

Response: We have revised the disclosure in response to the Staff’s comment. See page 37.

24.	Please revise the last sentence of the first quarter fiscal 2007 selling, general, and administrative discussion to indicate that the decrease relates to the percentage of sales, not to an overall decrease. Also, please explain to us in greater detail what operational change took place, or if no such change, how the amount of advertising expensed is in accordance with generally accepted accounting principles.

Securities and Exchange Commission
August 17, 2007

Response: We have revised the disclosure in response to the Staff’s comment. See pages 38 and F-15.

In addition, we supplementally advise the Staff that the Company’s advertising expenses consist principally of paper, print, and distribution costs related to its advertising circulars. The circulars generally cover three-week advertised events or one-week advertised events. The costs related to these circulars are expensed in the periods in which the advertising event takes place. There are times when these promotional periods overlap and, occasionally, there is a week when no specific event is advertised. Week 1 of fiscal 2007 was a week in which no specific event was planned and therefore no expense was recorded; however, there was a one-week event in the corresponding week in fiscal 2006. We have determined that, when comparing first quarter fiscal 2007 with the corresponding period in fiscal 2006, this difference will be characterized as a shift in advertising expense.
Liquidity and capital resources, page 43
25.	Please revise your discussion to elaborate upon how you plan to finance your capital expenditures for new stores, particularly in light of your disclosure elsewhere that your growth strategy involves increasing your store base. In this regard, explain whether you plan to grow at the same rate as you have historically.

Response: We have revised the disclosure in response to the Staff’s comment. See page 44.

26.	You mention here that you typically have payment terms with your vendors. Revise to elaborate upon those payment terms and how they contribute to your liquidity.

Response: We have revised the disclosure in response to the Staff’s comment. See page 44.
Critical accounting policies and estimates, page 48
27.	We note your discussion of inventory valuation. Please supplement your discussion by providing quantitative analysis. Disclose the amount of valuation adjustments you have made each year and discuss the reasons for any significant changes.

Response: We have revised the discussion of inventory valuation in response to the Staff’s comment to include valuation and qualifying accounts to our financial statement

Securities and Exchange Commission
August 17, 2007

presentation to show the Company’s lower of cost or market inventory reserves for the fiscal years 2004, 2005, and 2006. See pages 49 and F-32.

Further, we have noted in the critical accounting policies section that there have not been significant variations in the lower of cost or market or inventory shrink reserves during fiscal years 2004, 2005, or 2006. See page 50.

28.	We note your discussion of vendor allowances. The critical accounting policy section is intended to highlight those areas that require significant estimates and management judgment as well as those areas that involve a choice of accounting policy where different policies could produce materially different results. Expand your disclosure to more specifically discuss either the significant estimates involved in your accounting for vendor allowances or the alternative accounting treatment that was permitted under GAAP. Provide a quantitative analysis by disclosing the amount of allowances received each year and the reasons for significant changes from year to year.

Response: We have removed the discussion of vendor allowances as a critical accounting policy in response to the Staff’s comment. We supplementally advise the Staff that the rationale for this change is as follows:
•	The Company’s accounting reflects the guidance set forth in Emerging Issues Task Force (EITF) Issue 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor. In our opinion, there is no alternative choice in accounting policy.

•	The Company accounts for vendor allowances in accordance with existing vendor agreements. The majority of vendor allowances terms are reflected on the purchase order and are earned at the point of product receipt. For that portion of vendor allowances that is not based on product receipts, the vendor allowances are recorded when earned based on the Company’s performance. Company performance, in most cases, is measured by providing proof of performance of co-op advertising. Volume purchase allowances are generally included in the specific purchase order terms and the allowance is earned upon product receipt. We currently have one vendor rebate agreement which is insignificant. In our opinion, there are no significant estimates or management judgments involved in this process that would have a material impact on the consolidated financial statements.

•	Vendor allowances are considered a reduction in the vendor’s product cost and the aggregate amounts are reflected in cost of sales and gross profit as the related products are sold to customers. Variations in the amount of vendor allowances earned that have a significant impact on the Company’s gross profit and operating performance will be discussed in the Company’s “Management’s Discussion and

Securities and Exchange Commission
August 17, 2007

Analysis of Financial Condition and Results of Operations,” as appropriate, in future filings.

Furthermore, we advise the Staff that, as stated in the significant accounting policies section of the Company’s consolidated financial statements, substantially all of the Company’s vendor allowances have been recorded as a reduction to the inventory value of such vendors’ products and that the allowances flow through the Company’s statements of income as cost of sales. There are no vendor allowance offsets included in selling, general, and administrative expenses in the consolidated financial statements included in the prospectus.

29.	We note your discussion of operating leases. The critical accounting policy section is intended to highlight those areas that require significant estimates and management judgment as well as those areas that involve a choice of accounting policy where different policies could produce materially different results. Expand your disclosure to more specifically discuss either the significant estimates involved in your accounting for operating leases or the alternative accounting treatment that was permitted under GAAP. Provide a quantitative analysis by disclosing the amounts included in either your statement of operations or in your balance sheet that involve managements’ estimates.

Response: We have removed the discussion of operating leases in the critical accounting policy section in response to the Staff’s comment. We supplementally advise the Staff that the rationale for this change is as follows:
•	The Company’s accounting follows the guidance set forth in SFAS No. 13, Accounting for Leases, and related literature including FTB 85-3, Accounting for Operating Leases with Scheduled Rent Increases, FTB 88-1, Issues Relating to Accounting for Leases, and FSP 13-1, Accounting for Rental Costs Incurred during a Construction Period, and EITF 97-10, The Effect of Lessee Involvement in Asset Construction. In our opinion, there is no alternative accounting policy or alternative accounting treatment under U.S. GAAP.

•	We believe the operating lease policy footnote included in our consolidated financial statements adequately reflects our accounting policies in this area.

•	In our opinion, there are no significant estimates or management judgments which would have a material impact on the consolidated financial statements.

Securities and Exchange Commission
August 17, 2007

30.	We note your discussion of revenue recognition and sales returns. Disclose in more detail your policies regarding gift card breakage. Disclose the amount of income you have recorded in each period related to gift card breakage. Provide a quantitative analysis of sales return reserves by disclosing the amounts you have reserved in each period presented and the reasons for significant changes from year to year.

Response: We have removed the discussion of revenue recognition and sales returns in the critical accounting policy section in response to the Staff’s comment. We supplementally advise the Staff that the rationale for this change is as follows:
•	The Company’s revenue recognition is not subject to significant estimates or management judgment as all sales are recorded at the time of sale, which is when customers pay for the products or services.

•	The Company’s sales return reserve is based on historical customer return rates. The Company’s sales return reserve at January 28, 2006, February 3, 2007, and May 5, 2007 was $279,000, $348,000, and $362,000, respectively. In our opinion, these amounts are immaterial to an understanding of our revenue recognition policy and the consolidated financial statements.
In addition, we supplementally advise the Staff that the Company’s accounting policy for gift card breakage follows the standard terms and conditions of our gift cards. After 12 months of inactivity, the Company charges cardholders a $2.00 per month service fee as provided by law in each state in which we do business. The service fees are recorded as income each period along with corresponding reductions in the gift card liability. Gift card breakage income is included in selling, general, and administrative expenses in the consolidated statements of income and the amounts recorded in fiscal 2004, 2005, 2006, and first quarter of fiscal 2007 were $16,000, $216,000, $517,000, and $321,000, respectively, which represents significantly less than 1% of selling, general, and administrative expenses in each period presented. In our opinion, these amounts are immaterial to our consolidated financial statements.

31.	We note your discussion of self insurance. Disclose whether your reserves include a liability for claims incurred but not reported. Disclose the amount of the stop loss limits. Provide a quantitative analysis by disclosing the amount of the reserves at the end of each period, the amount of reserves added and utilized during each period, and the reasons for significant changes.

Response: We have revised the disclosure in response to the Staff’s comment. See page 50.

32.	We note your discussion of impairment of long-lived assets. Disclose whether you have recorded any impairment in any of the periods presented. If you have

Securities and Exchange Commission
August 17, 2007

recorded impairments, disclose the amount of impairments recorded and provide a brief narrative discussion as to the facts and circumstances involved and the assumptions and estimates used in calculating the impairment. Clarify your disclosures by noting that you are discussing long lived tangible assets.

Response: We have revised the disclosure in response to the Staff’s comment to clarify that the discussion relates to tangible long-lived assets and to further state that there have been no impairment charges recorded in the accompanying consolidated financial statements for any period presented in the prospectus. See page 50.

33.	We note your discussion of stock-based compensation. Expand your disclosure to more specifically discuss the significant estimates involved in your accounting for stock based compensation. Provide a quantitative analysis by disclosing the amount of expense recorded in each period and the reasons for significant change. Provide a sensitivity analysis showing how the expense recorded would have materially changed had there been a specified change in an estimate used in calculating the fair value of an option award at the time of grant.

Response: We have revised the disclosure in response to the Staff’s comment on specific management estimates and sensitivity analysis. See page 51.

We supplementally advise the Staff that the Company’s existing disclosure informs the reader that FAS 123(R) was applicable as of January 29, 2006, while APB 25 accounting was applied to all periods prior to fiscal 2006. The stock-based compensation expense in the periods presented is disclosed on pages F-16, F-25, and F-26.

In our opinion, the amounts recorded under APB 25 in fiscal 2006 and prior periods are non-recurring transactions which are not representative of the current and future operations of the Company. As a result, we respectfully submit that APB 25 compensation expense is not directly comparable to the FAS 123(R) accounting being addressed in this disclosure and, therefore, we do not believe any additional modifications to the disclosure would be meaningful to the reader.

34.	We note your discussion of income taxes. Expand your disclosure to more specifically discuss either the significant estimates involved in your accounting for income taxes or the alternative accounting treatment that was permitted under GAAP. In that regard please highlight for us those areas of the tax provision that involved significant management judgment or estimates, the basis for your estimate, the impact on the statement of operations as well as a sensitivity analysis showing the impact on your statement of operations given a specified change in the parameters of your estimate. Also, provide a quantitative analysis by disclosing the

Securities and Exchange Commission
August 17, 2007

amount of allowances for deferred tax assets and the reasons for significant changes from year to year.

Response: We have removed the discussion of income taxes in the critical accounting policy section in response to the Staff’s comment. We supplementally advise the Staff that the rationale for this change is as follows:
•	The Company’s accounting follows the guidance set forth in FAS No. 109, Accounting for Income Taxes, and related literature including FIN No. 48, Accounting for Uncertainty in Income Taxes. In our opinion, there is no alternative accounting policy or alternative accounting treatment under U.S. GAAP.

•	The Company’s tax structure is straight-forward in nature as business is conducted only in the United States.

•	There are no income tax contingencies or uncertain tax positions.

•	The deferred income tax asset valuation allowance reflected in our fiscal 2005 consolidated financial statements was related to a capital loss carryforward which expired in fiscal 2006 and is not relevant to the Company’s ongoing operations and is immaterial in our opinion.

•	In our opinion, there are no extraordinary estimates or management judgments involved in the Company’s accounting for income taxes that would have a material impact on the consolidated financial statements.
Business page 52
Overview, page 53
35.	Revise to elaborate upon the multi-year strategy you embarked upon “to understand and embrace what women want in a beauty retailer.” In doing so, please explain whether the strategy you have embarked upon is still underway and describe what steps were taken to execute upon the strategy.
     Response: We have revised the disclosure in response to the Staff’s comment. See page 53.

Securities and Exchange Commission
August 17, 2007

36.	In an appropriate place in this discussion, revise to discuss the composition of your revenues. Specifically, disclose how much of your revenues are derived from salon services as compared to sales of merchandise.

Response: We have revised the disclosure in response to the Staff’s comment. See page 34.

We supplementally advise the Staff that salon revenue is less than 10% of the combined retail product and salon services sales for all periods presented. As provided within the provisions of Rule 5.03 of Regulation S-X, we have elected to combine retail sales and salon services revenues in “net sales”.
Growth Strategy, page 55
37.	We note here and on page 59 that you make reference to expanding to 1,000 retail stores. We note that, as of 2006, you have a total of 196 stores and that you opened 31 stores in 2006 and that you hope to open 45 stores in fiscal 2007. It appears that, at best, this would result in a total of 241 stores by the end of fiscal 2007. Please expand your disclosure to further explain the basis of your belief that you have an opportunity and, presumably, the ability, to expand to 1,000 stores and elaborate upon what you mean when you refer to “long-term.” In addition, provide the reader with indications of the likelihood of achieving this goal, when you expect to achieve this goal, and the elements of the strategy to achieve the goal.

Response: We have revised the disclosure in response to the Staff’s comment. See page 55.

38.	We note your references to studies published by Kline & Company, NPD and a survey by American Express, among other third parties. Please provide copies of these studies to us, appropriately marked and dated. Also, if you commissioned any of the studies, please identify in your disclosure that you commissioned the study. You must also file as an exhibit, the author’s consent to be named in the registration statement.

Response: We have supplementally provided studies by Kline & Company, and IBISWorld Inc., a survey by American Express, and articles citing studies by NPD and Professional Consultants & Resources in response to the Staff’s comment number six. We supplementally confirm that the Company did not commission any of such studies. All of the studies are publicly available and none was prepared specifically for this filing. As a result, we respectfully submit that the authors of the studies are not experts within the meaning of Rule 436 under the Securities Act of 1933, as amended (the “Act”) and

Securities and Exchange Commission
August 17, 2007

Section 7 under the Act and, as such, the authors’ consents to be named in the Registration Statement are not required to be filed as exhibits to the Registration Statement.
Stores, page 59
39.	You indicate here that your new stores generally are profitable by the end of their first year of operation. Revise to elaborate upon this statement to indicate, generally, how profitable they are and quantify, where possible.
     Response: We have revised the disclosure in response to the Staff’s comment by deleting the statement that our stores are profitable by the end of their first year of operation.
Merchandising page 61
40.	In your discussion of vendor relationships, please revise to elaborate upon the top ten vendors you utilize and who represent 35% of your total annual purchases.
     Response: We have revised the disclosure in response to the Staff’s comment. See page 62.
Management, page 68
Executive Officers and Directors, Page 68
41.	For Messrs. Defforey, Eck, Lebow and Sisteron, please revise your disclosure to describe the type of business conducted by each company in which they are currently affiliated, if not clear from the business name. Clarify, for example, the business conducted by GRP.

Response: We have revised the disclosure in response to the Staff’s comment. See pages 68 — 70.
Board of directors composition, page 71
42.	We note your indication that a majority of your board of directors will satisfy the current independence requirements of the NASDAQ Global Select Market upon consummation of this offering. Please revise to identify those persons who will satisfy this requirement, pursuant to Item 407(a) of Regulation S-K.

Securities and Exchange Commission
August 17, 2007

Response: We have revised the disclosure in response to the Staff’s comment. See page 71.
Compensation discussion and analysis, page 73
43.	We note that you attempt to set compensation “by benchmarking against other comparable businesses¼” Please revise to identify the benchmark and its components, including component companies, pursuant to Item 402(b)(2)(xiv) of Regulation S-K.

Response: In response to the Staff’s request, we have revised the discussion of the Company’s practice of benchmarking compensation to the marketplace. As noted in the “Philosophy and Overview of Compensation” section of the prospectus, compensation decisions in 2006 were driven by market forces, as derived from the Company’s experience in hiring key executives. Mr. Barkus was hired by the Company in December 2005. During the hiring process, the Company prepared a compensation package competitive with that of his prior employment and the market, based on the recruiting consultant’s broad perspective of market practices. Similarly, Mr. Bodnar was hired by the Company in October 2006, and his compensation package was likewise structured to be competitive with that of his prior employer. The 2006 compensation of Ms. Kirby and other executives was increased as a result of the Company’s recent hires, and after review of general and retail industry surveys. No specific peer group of named companies was utilized for the 2006 benchmarking.

However, as noted in the “Philosophy and Overview of Compensation” section, in 2007 the Company engaged a compensation consultant to obtain specific retail industry peer group data. Specific peer group information has been included in the revised discussion.

44.	We note your disclosure that the compensation committee of the board of directors administers the compensation of your executive officers. Please consider, to the extent material, revising your disclosure to discuss the role of your executive officers in determining executive compensation. See Item 402(h)(2)(xv) of Regulation S-K.

Response: In response to the Staff’s request, we have revised the “Philosophy and Overview of Compensation” section to describe the role of executive officers in determining executive compensation. Ms. Kirby, in her capacity as Chief Executive Officer, provides an annual report of individual executive performance (with the exception of Mr. Barkus) to the Compensation Committee for use in the determination of appropriate individual compensation. The Compensation Committee considers the report of Ms. Kirby in making the final executive compensation determinations. No other executive officers have a role in determining compensation for the named executive officers.

Securities and Exchange Commission
August 17, 2007

Annual bonuses, page 74
45.	Clarify your disclosure here to indicate whether Mr. Bodnar was subject to the same performance targets as Ms. Kirby and Mr. Barkus for fiscal 2006. Further, for all three persons, if known, please revise to disclose what targets you have established for fiscal 2007 annual bonuses. Please also discuss whether the compensation committee will have any discretion in granting these awards in the event the targets are either not achieved or exceeded.

Response: Pursuant to the Staff’s request, the Company has revised the “Annual bonuses” discussion commencing on page 74 of the prospectus to indicate that Mr. Bodnar was not subject to the same performance targets as Ms. Kirby and Mr. Barkus for fiscal 2006. The prospectus has also been revised to disclose that the compensation committee, with the approval of the board of directors, has discretion to increase awards in the event the targets are either not achieved or exceeded.

The Company has disclosed its 2006 targets in the prospectus, but has not disclosed forward-looking targets established for fiscal 2007 annual bonuses on two grounds. First, we respectfully submit that the bonus operating income targets for 2007 represent confidential financial information, the disclosure of which would cause competitive harm to the Company. Second, the disclosure of the Company’s internal targets may be misleading to investors and others.

With respect to the first issue, the Company transacts business in the highly competitive retail industry and being required to disclose its internal operating income targets for the coming year would cause substantial economic harm to the competitive position of the Company and fits squarely within the type of information protected and not required to be disclosed under National Parks and Conservation Association v. Morton, 498 F.2d 765 (D.C. Cir. 1974) and Burke Energy Corporation v. Department of Energy, 583 F.Supp. 507 (1984). To that end, disclosure of the Company’s internal operating targets and public knowledge of the resulting internal projected earnings growth rate could impair the Company’s ability to purchase products and services and negotiate real estate leases at appropriate levels and on competitive terms necessary to successfully execute its growth strategies.

Additionally, the disclosure of these forward-looking targets for the coming year would likely harm the Company’s competitive position in its industry by providing competitors and vendors with valuable insight into the Company’s internal profitability goals and growth strategies, thereby impacting the level of direct and indirect competition from existing or new competitors. In sum, by providing the Company’s internal operating income targets on a forward-looking basis in addition to all of the information that is already available could allow the Company’s competitors to ascertain its profitability

Securities and Exchange Commission
August 17, 2007

goals and pricing, giving them an unfair advantage, and negatively impacting the Company’s ability to compete on equal footing.

With respect to the second issue, we submit that the disclosure of the Company’s internal targets may also be confusing and likely misleading because those targets are based upon non-GAAP metrics that do not necessarily coincide with publicly reported results. Investors and others would not have access to all of the information related to the development of those specific internal targets. Therefore, disclosure of these targets may lead investors and others to make various assumptions about the Company’s business that may not be accurate. As a public company, the Company will periodically provide certain information and guidance regarding its business and results of operations. Its internal operating income targets for bonus purposes may or may not be in accordance with the Company’s actual or expected performance and resulting guidance. As such, the disclosure of such internal targets for bonus purposes could be misleading and lead investors and analysts to make assumptions about the Company and its business, as well as the other information that it discloses that are not accurate and lead to confusion regarding the actual expected results. Moreover, if these targets are in the public domain and the Company fails to achieve them, it is more likely that the Company’s stock price will be more volatile and this could, in turn, adversely affect the Company’s ability to compete for executive talent and could involve the company in expensive litigation or disputes.

Providing industry rivals with this level of granularity into the Company’s compensation strategies could enable them to offer aggressive compensation packages to lure away key members of the Company’s management team and also may adversely impact the Company’s ability to acquire new talent. Furthermore, competitors may be able to focus such efforts even prior to when bonuses would be payable by monitoring the Company’s actual results compared to disclosed targets. Accordingly, the Company’s competitive position would be substantially harmed by the disclosure of such targets.

In lieu of disclosing the actual 2007 targets, the Company has instead added disclosure to this section regarding the likelihood that the targets may be achieved in accordance with Instruction 4 to Item 402(b) of Regulation S-K.
Stock options, page 75
46.	We note that you discuss here that the compensation committee “assessed the potential value that it thought [such] options would deliver . . . over a period of years based on its assumptions as to the growth in the value of [y]our common stock.” Revise to disclose the assumptions, including quantifiable data, that were

Securities and Exchange Commission
August 17, 2007

taken into account in granting such awards and how the timing of the grant of such awards was determined.

Response: The “Stock Options” section and the “Philosophy and Overview of Compensation” section have been revised in response to your comments. See page 75.

We supplementally advise the Staff that determinations of the appropriate option grants for Messrs. Barkus and Bodnar were made by the Compensation Committee after considering the marketplace data available through its recruiting consultants and a variety of potential growth models for the Company’s stock over the option vesting period. No specific intrinsic option valuation modeling was performed for purposes of the 2006 option grants.

In addition, we have noted in the revised “Philosophy and Overview of Compensation” section that in 2007, our compensation consultant prepared a binomial option valuation model to assist in our equity program grant determinations.
Summary Compensation Table, page 77
47.	You include a “$” before the quantified amounts in some places, but not all, of the table. Please revise to consistently use this reference throughout the table, perhaps by including it at the top of the table as indicated in Item 402(c) of Regulation S-K, so that it is clear by what unit measure you are disclosing these amounts.

Response: We have revised the disclosure in response to the Staff’s comment. See page 77.
Certain relationships and related party transactions, page 86
48.	Please ensure that you file all material related party contracts as exhibits, including Ms. Kirby’s secured promissory note.

Response: We have filed all presently existing material related party contracts as exhibits to the Amendment, including Ms. Kirby’s secured promissory note.

Securities and Exchange Commission
August 17, 2007

Review and approval of related party transactions, page 87
49.	You mention here that you will review and approve transactions with your directors, executive officers, and holders of five percent or more of your common stock. Please revise this discussion to provide additional information regarding your policies and procedures relating to the review and approval of such transactions, as required pursuant to Item 404(b) of Regulation S-K. Specifically, indicate how you will determine whether a board member is “interested” in the transaction. Indicate whether these policies and procedures are in writing. And indicate whether any of the related party transactions you describe above this discussion were reviewed in accordance with this policy and, if not, state why they did not require such review.
     Response: We have revised the disclosure in response to the Staff’s comment. See page 91.
Principal stockholders, page 88
50.	Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by GRP II, L.P., Doublemousse B.V. and Oak Management Corporation. We note your indication in the accompanying footnotes that certain persons have shared voting and investment power over such securities, however, please disclose with whom such power is shared.
     Response: We have revised the disclosure in response to the Staff’s comment. See pages 92-95.
Financial Statements, page F-1
General
51.	We note that the entire net proceeds of $91.9 million will be distributed to preferred stockholders. We believe in these situations that a pro forma balance sheet should be presented along side the historical balance sheet. Since the accumulated dividends will be paid from proceeds of the offering, we also believe it is appropriate to present pro forma earnings per share (for the latest year and subsequent interim period only) giving effect to the number of shares whose proceeds were used to pay the preferred dividends. Please see Staff Accounting Bulleting Topic 1 B 3 and revise accordingly.

Response: We have revised the disclosure in response to the Staff’s comment to reflect a mock-up of the pro forma information presentation. See pages F-3, F-4 and F-12. We

Securities and Exchange Commission
August 17, 2007

will add the referenced pro forma financial data when the offering price range is determined.

52.	In addition, please revise to present pro forma information giving effect to the redemption of the Series III preferred stock, including the source of funds to make the redemption and how the redemption amount was calculated.

Response: We supplementally advise the Staff that we will provide the referenced pro forma financial data when the final share offering price range is determined.
Consolidated balance sheets, page F-3
53.	Please revise the balance sheet to present the number of common shares outstanding. See Rule 5.02.30 of Regulation S-X.

Response: We have revised the disclosure in response to the Staff’s comment. See page F-4.
Consolidated statements of income, page F-4
54.	We note that you have revenue from sales of product and revenue from salon services. Please revise to separately show these revenues, and the related costs, on the face of the statements of income, or explain why such disclosure is not required. See Rule 5.03 of Regulation S-X.

Response: We supplementally advise the Staff that salon revenue is less than 10% of the combined retail and salon sales for all periods presented. As provided within the provisions of Rule 5.03 of Regulation S-X, we have elected to combine retail sales and salon services revenues in “net sales.” See page 34.
Note 1. Business and basis of presentation, page F-9
55.	The section of unaudited interim results refers to Article 10 of Regulation S-X. Please expand this reference to disclose that this is a regulation of the U.S. Securities and Exchange Commission.

Response: We have revised the disclosure in response to the Staff’s comment. See page F-11.

Securities and Exchange Commission
August 17, 2007

Note 2. Summary significant accounting policies, page F-10
56.	Please expand your description of your significant accounting policy with respect to receivables and the transactions that give rise to the receivables. It appears that normal business activity would generate receivables from customers, not vendors, and that you would normally have payables to vendors.

Response: We have revised the disclosure in response to the Staff’s comment to clarify that receivables consist principally of vendor allowances earned but not yet received. See page F-13.

In addition, we supplementally advise the Staff that all of our customer sales are either cash or credit card transactions. Our credit card receivables generally are converted into cash within 24 hours of the close of our business day in which the sale was recorded and, therefore, such receivables are reflected in cash and cash equivalents in our consolidated balance sheet.

57.	We note from page 63 that you have 6 million loyalty program members; however, you have not discussed the loyalty program as a critical accounting policy, nor have you identified it as a significant accounting policy. Please tell us how you account for your loyalty program and the accounting literature you rely on. We may have additional comment.

Response: We have revised the disclosure in response to the Staff’s comment to add a discussion of the accounting treatment of our customer loyalty programs in the “Summary of significant accounting policies” footnote to our financial statements. See page F-14.

We respectfully submit, however, that we do not believe the estimates and management judgments related to the loyalty program reserves meet the criteria for disclosure as a critical accounting policy to be included in the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations. The Company’s loyalty program accounting is analogous to the guidance set forth in Emerging Issues Task Force (EITF) No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products) in that we recognize the related obligation as a reduction in revenue based on the estimated number of points or rewards that customers will ultimately earn based on historical redemption experience. In the period the unredeemed points and rewards expire, we reverse the related obligation into income.

Securities and Exchange Commission
August 17, 2007

Note 11. Share-based awards, page F-22
58.	We may have additional comment with respect to the factors considered by the company in determining the fair value of common stock for purposes of calculating the fair value of stock option grants and related compensation expense. Please provide us with a detailed schedule showing the date of specific option grants and the number of options awarded. This schedule should be provided for the prior three fiscal years as well as the subsequent interim period.

Response: We note the Staff’s comment and have provided in Annex C to this letter a detailed schedule showing the date of specific option grants and the number of option awarded for the prior three fiscal years as well as the subsequent interim period. We supplementally advise the Staff that we understand that the Staff may have additional comments with respect to the factors we considered in determining the fair value of common stock for purposes of calculating the fair value of stock options grants and related compensation expense.
*     *     *     *
     If you have any questions regarding the foregoing responses or the enclosed Amendment or need additional information, please do not hesitate to contact me at (312) 876-7680 or Seth Diehl at (312) 876-7634.

Very truly yours,
/s/ Christopher D. Lueking
Christopher D. Lueking
of LATHAM & WATKINS LLP

Enclosures

cc:	Gregg R. Bodnar Robert Guttman, Esq. Seth Diehl

ANNEX A
Marked Amendment No. 1 to the Registration Statement on Form S-1
(attached)

ANNEX B
Market Studies and Surveys
(attached)

U.S. SALES OF COSMETICS AND TOILETRIES BY RETAIL CHANNEL, 2005 AND 2006

2005
Total: $33.6 billion
Mass merchandisers, 28%
All other, 3%
Salons and spas, 3%
Specialty stores, 8%
Direct sales, 9%
Department stores, 16%
Food stores, 16%
Drug stores, 17%

2006
Total: $34.7 billion
Mass merchandisers, 28%
All other, 3%
Salons and spas, 3%
Specialty stores, 9%
Direct sales, 10%
Department stores, 15%
Food stores, 15%
Drug stores, 17%

Kline

© Kline and Company. All rights reserved.

1

IN PROGRESS

Beauty Retailing USA 2006

Revitalization and Recovery

Kline's seventh-edition report on the dynamic retailing environment for cosmetics and toiletries. Issues and challenges to be addressed include:

- What will be the impact of the divestiture of May Co.?
- Estée Lauder's Beauty Bank: Is Coach the next frontier?
- Is Wal-Mart scaling back in beauty?
- Are Skincare Centers the solution for CVS?
- Will Sephora put J.C. Penney on the map again?

Kline
and COMPANY

www.klinegroup.com

Beauty Retailing USA 2006

The U.S. market for cosmetics and toiletries registered a 3.5% sales gain in 2005, the largest increase in the last five years. Several factors contributed to this healthy performance, ranging from heightened demand for anti-aging products to renewed innovation in previously stale categories.

While some channels such as department stores and food stores have lost share, as shown in Figure 1, mass merchandisers continue to make inroads by carrying pricier brands and attempting to cater to a more affluent customer.

The specialty store channel got a boost early in the year with the announcement of L'Oréal's purchase of The Body Shop. And many marketers are waiting to see what impact Federated Department Stores' acquisition of its rival May Department Stores will have on the industry.

For many marketers, the key to successful retailing is diversification into new channels. An example of this is the emergence of professional skin care brands in drug stores. For years, premium-priced brands such as La Roche-Posay have been sold mainly by medical care providers, but outlets like CVS Skincare Centers are changing this.

Figure 1

U.S. SALES OF COSMETICS AND TOILETRIES BY RETAIL CHANNEL, 2000 AND 2005

2000
Mass merchandisers, 25.5%
All other, 1.0%
Dollar stores, 1.0%
Warehouse clubs, 3.0%
Salons and spas, 3.0%
Specialty stores, 7.0%
Direct sales, 9.0%
Food stores, 15.5%
Drug stores, 17.0%
Department stores, 18.0%
Total: $27,315 Million
2005
Mass merchandisers, 27.0%
All other, 1.0%
Dollar stores, 2.5%
Warehouse clubs, 3.0%
Salons and spas, 3.0%
Direct sales, 8.5%
Specialty stores, 9.0%
Food stores, 12.0%
Drug stores, 17.0%
Department stores, 17.0%
Total: $31,154 Million

Beauty Retailing USA 2006 will provide subscribers with insights into retailing challenges and opportunities that have contributed to the overall gains made in this mature market. The report will analyze the latest developments, including the impact of J.C. Penney's new partnership with Sephora and other mergers, acquisitions, and joint ventures.

As in previous editions, it will analyze the major purchase channels, product categories, and retailers in the U.S. market, providing an accurate, detailed examination of the competitive landscape for cosmetic and toiletry products at the retail level.

Beauty Retailing USA 2006

Report Outline

1. INTRODUCTION
2. EXECUTIVE SUMMARY
3. PURCHASE CHANNELS

   A review of all purchase channels for cosmetics and toiletries, with detailed descriptions and analysis for each channel shown in Table 1. Each profile includes the following:

   - Channel developments
   - Sales and analysis by subclass
   - Number of doors/stores
   - Leading retailers
   - Role of cosmetics and toiletries
   - Manufacturers' sales by product category for 2001 and 2006
   - Retail sales by product category for 2001 and 2006
   - Promotional and advertising activity
   - Role of private-label products
   - Outlook to 2011

4. PRODUCT CATEGORIES

   Profiles will be given for each of the categories listed in Table 2. Information provided in each category profile includes the following:

   - Historical overview
   - Key developments and shifts
   - Analysis by purchase channel
   - Manufacturers' sales by purchase channel for 2001 and 2006
   - Retail sales by purchase channel for 2001 and 2006
   - Outlook to 2011

5. RETAILER PROFILES

   Profiles of 10 retailers (as shown in Table 3) will be provided with specific discussion pertaining to the cosmetic and toiletry business of these companies. Profiles will include:

   - Overview
   - Corporate sales
   - Number of stores
   - Competitive focus and strengths
   - Role of cosmetics and toiletries
   - Role of private-label products
   - Recent developments
   - Marketing activities
   - Outlook to 2011

Beauty Retailing USA 2006

Table 1

PURCHASE CHANNELS

Department stores ■ Low-end (e.g., Sears, J.C. Penney, Kohl's) ■ Traditional (e.g., Macy's, Dillard's) ■ Specialty (e.g., Nordstrom, Neiman Marcus)	**Food outlets** ■ Traditional supermarkets ■ Superstores ■ Food/drug combination stores ■ Supercenters/combo stores ■ Convenience stores
Direct marketing ■ Person-to-person ■ Home shopping networks ■ Informercials ■ E-commerce ■ Catalogs and other direct response	**Mass merchandisers**
Dollar stores ■ Chain dollar stores ■ Independents	**Specialty stores** ■ Vertically integrated (e.g., Bath & Body Works, Origins) ■ Cosmetic specialty (e.g., Sephora, Sally Beauty, Ulta) ■ Apparel (H&M, Banana Republic)
Drug outlets ■ Chain drug stores ■ Independents	**Warehouse clubs**

Table 2

PRODUCT CATEGORIES

Fragrances ■ Fragrances for men ■ Fragrances for women	**Hair Care** ■ Ethnic hair care products ■ Hair coloring products ■ Hair styling products ■ Shampoos and conditioners
Skin Care ■ Bath additives ■ Facial treatments ■ Hand and body creams, lotions,and treatments ■ Sun care products	**Color Cosmetics** ■ Includes blushers, eye makeup, make-up bases, face powders, lipsticks, and nail polishes (Color cosmetics are analyzed as single category, given that the distribution patterns for individual products are similar)
Oral Care ■ Mouthwashes ■ Toothpastes	**Other Toiletries** ■ Deodorants and antiperspirants ■ Personal cleansing products

Table 3

RETAILER PROFILES

The Body Shop	Federated Department Stores
BJ's Wholesale Club	J.C. Penney
C.O. Bigelow	Nordstrom
CVS	Target
Drugstore.com	Trader Joe's

Beauty Retailing USA 2006

Objectives

The objectives of **Beauty Retailing USA 2006** are to provide subscribers with an accurate and independent assessment of cosmetic and toiletry purchase channels and, most importantly, to deliver the information and insights required to capitalize on changes in these channels.

To complete these objectives, Kline will analyze the market for cosmetics and toiletries by conducting extensive primary research with retail executives, buyers, distributors, sales representatives, manufacturers, and marketers in the beauty products industry.

Based on this research, together with information from Kline's databases and previously published market research reports, the study will present an objective and pragmatic assessment of issues confronting marketers today.

Sources and Methodology

Members of Kline & Company's Consumer Products practice will conduct the research and analysis for **Beauty Retailing USA 2006**. Using previous editions of our retailing series, as well as our **Cosmetics & Toiletries USA** annual service and other marketing data as a foundation, the sources of data for the study will consist of the following:

- In-person and telephone interviews with retail executives, category managers/buyers, store/counter managers, distributors, sales representatives, manufacturers, marketers, trade organizations, and consumers
- A review of pertinent secondary materials, including annual reports, 10-Ks, company literature and other reports, product literature, trade publications, and nonconfidential information from Kline's extensive database
- Store and Web site checks to obtain information on product selection and availability, display and sales techniques, and other merchandising trends

Forecasts in this report will be generated with Kline's FutureView Scenario Forecasting Model. With the enhanced forecasts, subscribers can see how adjustments in the assumptions behind the forecasts can bring about different outcomes.

Tentative Schedule

The report is scheduled for publication in the second quarter of 2007. Draft sections can be made available to subscribers prior to final publication.

Subscription Terms and Privileges

Beauty Retailing USA 2006 is available only by subscription. In order to maximize the value and usefulness of this report to each subscriber, the following privileges and services will be made available:

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Details regarding subscription options and rates are described in the attached subscription agreement. To subscribe now, please complete the subscription agreement and forward it to our offices. For more details on the study program, please contact us at any of our locations listed on the back cover.

The Kline Group

Credentials

Kline & Company is an international management consulting and market research firm offering a broad range of services to the consumer products, cosmetics and toiletries, and chemicals industries.

Established in 1959 as a specialist in the chemicals field, Kline has evolved over the past four decades to provide consulting services and syndicated market research reports across the entire value chain. We help management solve practical problems in marketing strategies, acquisition and divestiture programs, and the appraisal of new technology. Kline provides clients with facts, forecasts, and recommended solutions to business problems, based solidly on the realities of the market as well as modern strategic principles.

Through our Consumer Products practice, Kline has attained a leadership position in providing consulting services to the consumer products industry. Our firm has developed in-depth expertise in this area by tracking and analyzing U.S. markets for cosmetics, toiletries, fragrances, and household products for more than 40 years.

In addition to our resources in the finished goods sector, Kline has a thorough understanding of the markets for specialty raw materials for consumer products through our Specialty Chemicals practice.

The Consumer Products Practice has published its Cosmetics & Toiletries USA syndicated report annually since 1980. Beauty Retailing USA, now in its seventh edition, was first published in 1992. These reports are considered the authoritative source of information on the U.S. personal care market. A partial list of other recently published syndicated analyses by the Consumer Products Practice and those currently under consideration is shown below:

- Global Cosmetics and Toiletries
- Competitor Cost Structures
- Home Fragrances USA
- Household Cleaning Products USA (annual service)
- Professional Skin Care
- Salon Hair Care USA
- The U.S. Male Grooming Market

Beauty Retailing USA 2006

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The Kline Group

USA
Kline & Company, Inc.
Overlook at Great Notch
150 Clove Road, #410
Little Falls, NJ 07424-0410
Phone: +1-973-435-6262
Fax: +1-973-435-6291
E-mail: consult@klinegroup.com

EUROPE
Kline Europe, S.A.
1 Avenue Gribaumont
B-1150 Brussels
Belgium
Phone: +32-2 770-4740
Fax: +32-2 770-9440
E-mail: consult@kline-europe.com

JAPAN
Kline Japan Ltd.
Phone: +81-3 3242-6277
Fax: +81-3 3242-6278
E-mail: consult@klinejapan.com

CHINA
Kline Asia
Phone: +86-21 5382-6677
Fax: +86-21 5383-3889
E-mail: consult@kline-asia.com

INDIA
Kline India
Phone: +91-124 4546-100
Fax: +91-124 4546-122
E-mail: consult@kline-india.com

BRAZIL
Factor de Soluçào
Phone: +55-11 30797843
+55-11 30790792
Fax: +55-11 30796197
E-mail: srebelo@factordesolucao.com.br

www.klinegroup.com

Bucharest ■ Chicago ■ Dubai ■ Houston ■ Istanbul
Krakow ■ Milan ■ Philadelphia ■ Prague

Kline
& COMPANY

AMERICAN EXPRESS PLATINUM LUXURY SURVEY SHOWS WEALTHY GEN X CONSUMERS ARE MIGHTY IN LUXURY BUYING POWER, SPENDING MORE THAN BABY BOOMER POPULATION

Study Reveals Compelling Data About Luxury Spending Trends, Attitudes and Motivations between the Rich and the Affluent as well as Gen X and Baby Boomer Generations
NEW YORK, June 07, 2005 -- American Express Platinum Card® today announced the results of The Second Annual American Express Platinum Luxury Survey, which found that the wealthy are spending lavishly on luxury goods and services. Households that were surveyed had an average annual income of $235,900, were among the top 8% in the U.S., and spend over 20% of their income on luxury goods and services.

The survey results show that wealthy members of the younger Gen X, despite being the smallest total generational group in the U.S. (numbering 49 million) budget their luxury dollars quite differently than the wealthy older Baby Boomers, whose generation has 78 million people. Gen Xers are far more invested in buying up the material trappings of wealth.

The survey investigated the differing attitudes, expectations and motivations among the wealthy with a close look at the rich (incomes $200,000 and above) and the affluent (incomes $125,000 to $199,999), as well as the wealthy Gen Xers, born between 1965 and 1976, and their Baby Boomer counterparts, born between 1946 and 1964.

Members of Gen X Mighty in Luxury Buying Power
Overall, the wealthy members of Gen X have an average income of $213,000 and spend 18% more than the Boomers on luxury goods annually, $26,751 compared with $22,631. This difference is made more significant by the fact that the average income of wealthy Baby Boomers, $222,900, is similar to Gen X.

Gen X spending far exceeds the Baby Boomers in a number of luxury goods categories including:

- 60% more than Baby Boomers on fragrance, cosmetics and beauty products ($3,235 vs. $2,017),
- 47% more on fashion accessories ($6,066 vs. $4,116),
- 37% more on men's and women's clothing ($23,027 vs. $16,924),
- 32% more on wines and liquors ($3,922 vs. $2,966).

For luxury experiences, including dining, travel, and home services, both generations spend roughly the same: $17,554 for Gen X compared with $17,651 for Boomers.

However, in a number of luxury experience categories Gen X spending exceeds the Baby Boomers:

- 33% more than Boomers for entertainment ($3,629 vs. $2,722),
- 17% more for personal/health services ($3,324 vs. $2,838),
- 11% more for sporting events ($4,176 vs. $3,769).

"Marketers tend to think of the Gen Xers as a cohort too small to even worry about, but this research shows that Gen X may be small in size but they are mighty in luxury buying power," Pam Danziger, founder of Unity Marketing, a marketing consulting firm that specializes in marketing to the luxury market, and who conducted this year's Platinum Luxury Survey. "They are in a more youthful life stage and are accumulating a lot of big, material goods. Their influence is destined to grow even more in the luxury market in the future now that the leading edge of this generation reaches 40 years of age this year."

Contrary to the Gen X population, many Baby Boomers are approaching a near plateau in terms of their career trajectory, as the leading edge of the generation turns 59 years old in 2005. Furthermore, their overall wealth may even decline after retirement. The Boomers are at a different life stage and thus have accumulated many of the "big purchases" the Gen X are currently making, or planning to make. The Boomers are more likely to own original art (31% as compared with 24% among Gen X), a fine jewelry collection (29% to 25%), a vacation/second home (26% to 18%) and an antique or other collection (24% to 18%). Members of Gen X, by comparison, are more likely to place a greater emphasis on active or experiential 'toys' such as sports cars, (owned by 28% of Gen X compared with 24% of Boomers) and boats and yachts (21% to 17%).

Dramatic Spending Differences Among Rich vs. Affluent

The survey also looked at the difference in spending patterns and attitudes between the rich and the affluent. In this survey, the rich sample earn an average of $390,400 per year with approximately $10 million in investible assets and represent the top 2% of American households. The affluent sample earn an average of $152,500 per year with approximately $1 million in investible assets.

In comparing the rich with the affluent, the rich spend three times more than the affluent in both the luxury goods and luxury experiences categories – an astounding $81,172 total per year. And in several categories the rich spend nearly four times as much as the affluent. For instance, the rich spend $17,185 on luxury jewelry and watches vs. $5,163 by the affluent; $12,831 on luxury pet products vs. $1,316; $11,679 on luxury children's goods vs. $3,577; $9,931 on luxury fashion accessories vs. $2,898; and $7,703 on luxury wines and liquors vs. $1,880.

Interestingly, the rich spend about as much on luxury products for their pets as they do on luxuries for the children.

The rich also indulge more in luxury experiences than the affluent, spending three times more in almost every category: $6,281 on personal and health services vs. $1,851 by the affluent; $6,363 on entertainment vs. $1,791; $9,313 on sporting events vs. $2,891; $7,611 on dining vs. $2,632; and $17,051 on luxury travel vs. $7,815.

Value Conscious But Willing to Pay More For Personal Service and High Quality

While the luxury consumers surveyed buy luxury in a variety of categories, they also enjoy shopping wisely and searching for the best value and price.

- 80% of luxury consumers surveyed agree with the statement, "Getting a discount or finding a really good sale price on a luxury item makes me feel like a smart shopper."
- 63% agreed that "The price of most luxury goods is too high, and I rarely pay full price for a luxury brand."
- 58% said their last luxury purchase was bought on sale and 83% said a sale or discount was very or somewhat important to their purchase decision.

"The luxury shopper is value conscious and passionate about getting the best price. However, despite their propensity to watch their wallets, they are willing to pay more for superior service and greater convenience," said Peggy Maher, senior vice president and general manger, Consumer Charge Card, American Express Company. "Most of the wealthy consumers surveyed come from middle-class backgrounds and are thus more value-conscious. As we know from our Platinum Cardmembers, they are willing to pay for goods and services as long as they see the value."

About two-thirds (64%) of wealthy consumers surveyed are willing to pay more for special services when they travel or shop at a more exclusive boutique. The overwhelming majority of survey respondents said luxury had to do with quality and service, not a price tag or label.

- Nearly 80% of the luxury consumers surveyed agreed with the statement, "An important part of my enjoyment of a luxury experience is how well the service personnel treat me and the extra service they provide."
- Sometimes buying luxury is based on pure convenience with 43% of wealthy consumers agreeing, "I often trade off spending more money for convenience, because I know I could find it cheaper but it is just too much of a hassle."

About The American Express Platinum Luxury Survey
The American Express Platinum Luxury Survey was a quantitative survey conducted in March 2005 among a random cross-section of 770 wealthy consumers in the U.S. including:

- 270 consumers with a household income over $200,000 of any age group
- 250 Baby Boomers with a household income of $125,000 to $199,999 (average age of 50 years)
- 250 Gen Xers with a household income of $125,000 to $199,999 (average age of 34 years)

Those surveyed had to possess an income of at least $125,000 to be considered and were not required to be American Express Cardmembers to participate.

All of the participants purchased a luxury good or experience in the past 12 months to qualify. The average income of the respondents was $235,900. Unity Marketing conducted the survey on behalf of American Express.

http://home3.americanexpress.com/corp/pc/2005/genx_lux.asp

IBISWorld

WHERE KNOWLEDGE IS POWER

IBISWorld Industry Report

March 26 2007

Hair, Nail and Skin Care Services in the US: 81211

DISCLAIMER

This product has been supplied by IBISWorld Inc. ('IBISWorld') solely for use by its authorized licensees strictly in accordance with their license agreements with IBISWorld. IBISWorld makes no representation to any other person with regard to the completeness or accuracy of the data or information contained herein, and it accepts no responsibility and disclaims all liability (save for liability which cannot be lawfully disclaimed) for loss or damage whatsoever suffered or incurred by any other person resulting from the use of, or reliance upon, the data or information contained herein. Copyright in this publication is owned by IBISWorld Inc. The publication is sold on the basis that the purchaser agrees not to copy the material contained within it for other than the purchasers own purposes. In the event that the purchaser uses or quotes from the material in this publication - in papers, reports, or opinions prepared for any other person - it is agreed that it will be sourced to: IBISWorld Inc.

CONTENTS
Hair, Nail and Skin Care Services in the US

Contents

Industry Definition 3
- ACTIVITIES (PRODUCTS AND SERVICES) 3
- SIMILAR INDUSTRIES 3
- DEMAND & SUPPLY INDUSTRIES 3

Key Statistics 5
- CONSTANT PRICES 5
- CURRENT PRICES 5
- REAL GROWTH 5
- RATIO TABLE 6
- GRAPHS 6

Segmentation 7
- PRODUCTS AND SERVICE SEGMENTATION 7
- MAJOR MARKET SEGMENTS 8
- INDUSTRY CONCENTRATION 9
- GEOGRAPHIC SPREAD 10

Market Characteristics 12
- MARKET SIZE 12
- LINKAGES 12
- DEMAND DETERMINANTS 12
- DOMESTIC AND INTERNATIONAL MARKETS 13
- BASIS OF COMPETITION 13
- LIFE CYCLE 13

Industry Conditions 15
- BARRIERS TO ENTRY 15
- TAXATION 15
- INDUSTRY ASSISTANCE 15
- REGULATION AND DEREGULATION 15
- COST STRUCTURE 16
- CAPITAL AND LABOR INTENSITY 16
- TECHNOLOGY AND SYSTEMS 17
- INDUSTRY VOLATILITY 17
- GLOBALIZATION 17

Key Factors 18
- KEY SENSITIVITIES 18
- KEY SUCCESS FACTORS 18

Key Competitors 19
- MAJOR PLAYERS 19
- PLAYER PERFORMANCE 19
- OTHER PLAYERS 23

Industry Performance 25
- CURRENT PERFORMANCE 25
- HISTORICAL PERFORMANCE 28

Outlook 31

© Copyright 2007 IBISWorld Inc.

INDUSTRY DEFINITION
Hair, Nail and Skin Care Services in the US

Industry Definition

This industry comprises establishments primarily engaged in one or more of the following: (1) providing hair care services; (2) providing nail care services; and (3) providing facials or applying makeup (except permanent makeup).

ACTIVITIES (PRODUCTS AND SERVICES)

The primary activities of this industry are:

- Barber shops
- Beauty salons
- Cosmetology salons or shops
- Nail salons
- Beautician services
- Beauty and barber shops, combined
- Beauty parlors
- Beauty shops
- Esthetician (i.e., skin care) services
- Facial salons
- Hair stylist salons or shops, unisex or women's
- Hair stylist services, unisex or women's
- Hairdresser services
- Hairdressing salons or shops, unisex or women's
- Make-up (except permanent) salons

The major products and services in this industry are:

- Hair Care Services
- Nail Salons and associated services
- Barber Shops

SIMILAR INDUSTRIES

Industry: **61151 - Technical and Trade Schools in the US**
Description: Establishments primarily engaged in offering training in barbering, hair styling, or the cosmetic arts

Industry: 62 - Health Care and Social Assistance in the US
Description: Establishments primarily engaged in providing medical skin care services (e.g., cosmetic surgery, dermatology)

Industry: **81219 - Other Personal Care Services in the US**
Description: Establishments primarily engaged in providing massage, electrolysis (i.e., hair removal), permanent makeup, or tanning services

DEMAND & SUPPLY INDUSTRIES

- **42221 - Drugs and Druggists' Sundries Wholesalers in the US**
- **44612 - Cosmetics, Beauty Supplies and Perfume Stores in the US**
- **53112 - Lessors of Nonresidential Buildings (except Miniwarehouses) in the US**

© Copyright 2007 IBISWorld Inc.

INDUSTRY DEFINITION
Hair, Nail and Skin Care Services in the US
March 26 2007

- 81232 - Drycleaning and Laundry Services (except Coin-Operated) in the US
- 81411 - Private Households in the US

© Copyright 2007, IBISWorld Inc

KEY STATISTICS
Hair, Nail and Skin Care Services in the US
March [illegible] 2007

Key Statistics

CONSTANT PRICES

	2001	2002	2003	2004	2005	
Industry Revenue	*34,101.0	*34,786.0	*36,001.0	*38,758.0	*40,000.0	$Mill
Industry Gross Product	*18,641.0	*19,035.0	*19,755.0	*21,230.0	*22,289.0	$Mill
Number of Establishments	*650,315	*671,103	*696,605	*726,559	*741,090	Units
Number of Enterprises	*599,995	*610,747	*622,235	*628,457	*639,769	Units
Employment	*950,742	*941,235	*961,942	*991,027	*1,011,839	Units
Exports	N/A	N/A	N/A	N/A	N/A	
Imports	N/A	N/A	N/A	N/A	N/A	
Total Wages	*8,900.0	*9,079.0	*9,396.0	*10,116.0	*10,440.0	$Mill
Domestic Demand	NC	NC	NC	NC	NC	$Mill

CURRENT PRICES

	2001	2002	2003	2004	2005	
Industry Revenue	*31,137.4	*32,317.5	*34,126.2	*37,705.3	*40,000.0	$Mill
Industry Gross Product	*17,021.0	*17,684.2	*18,726.2	*20,653.4	*22,289.0	$Mill
Number of Establishments	*650,315	*671,103	*696,605	*726,559	*741,090	Units
Number of Enterprises	*599,995	*610,747	*622,235	*628,457	*639,769	Units
Employment	*950,742	*941,235	*961,942	*991,027	*1,011,839	Units
Exports	N/A	N/A	N/A	N/A	N/A	
Imports	N/A	N/A	N/A	N/A	N/A	
Total Wages	*8,126.5	*8,434.7	*8,906.7	*9,841.2	*10,440.0	$Mill
Domestic Demand	NC	NC	NC	NC	NC	$Mill

REAL GROWTH

	2001	2002	2003	2004	2005	
Industry Revenue	*4.2	*2.0	*3.5	*7.7	*3.2	%
Industry Gross Product	*4.4	*2.1	*3.8	*7.5	*5.0	%
Number of Establishments	*4.7	*3.2	*3.8	*4.3	*2.0	%
Number of Enterprises	*1.4	*1.8	*1.9	*1.0	*1.8	%
Employment	*-0.3	*-1.0	*2.2	*3.0	*2.1	%
Exports	N/A	N/A	N/A	N/A	N/A	%
Imports	N/A	N/A	N/A	N/A	N/A	%
Total Wages	*4.2	*2.0	*3.5	*7.7	*3.2	%
Domestic Demand	NC	NC	NC	NC	NC	%

Note:
Unless otherwise specified, an asterisk (*) associated with a number in a table indicates and IBISWorld estimate.
Unless otherwise specified, references to dollars are to US dollars.

© Copyright 2007, IBISWorld Inc.

KEY STATISTICS
Hair, Nail and Skin Care Services in the US

RATIO TABLE

	2001	2002	2003	2004	2005	
Imports share of domestic demand	N/A	N/A	N/A	N/A	N/A	%
Exports Share of Revenue	N/A	N/A	N/A	N/A	N/A	%
Average Revenue per Employee	*0.04	*0.04	*0.04	*0.04	*0.04	$Mill
Wages and Salaries Share of Revenue	*26.10	*26.10	*26.10	*26.10	*26.10	%

GRAPHS

Revenue

45000
40000
35000
30000
25000
20000
15000
10000
5000
0
$ Million
2001
2002
2003
2004
2005

Revenue Growth Rate

9
8
7
6
5
4
3
2
1
0
%
2001
2002
2003
2004
2005

Employment

1200000
1000000
800000
600000
400000
200000
0
Units
2001
2002
2003
2004
2005

© Copyright 2007 IBISWorld Inc

SEGMENTATION
Hair, Nail and Skin Care Services in the US
March 26 20[illegible]

Segmentation

PRODUCTS AND SERVICE SEGMENTATION

Product/Services	Share
Hair Care Services	91.5%
Nail Salons and associated services	5.4%
Barber Shops	3.1%

- Results from the US Census Bureau's 2002 Economic Census indicated that there were 4,060 barbers' shops which had total revenue of $506.3 million; there were 73,933 beauty salons with aggregate revenues of $15,098 million and 8,481 nail salons with combined revenues of $889.7 million. These results excluded figures for non-employer establishments (i.e. self-employed persons).

For Hair Care/Beauty Salons:

- This segment includes both female and unisex salons.
- Revenue from hair services accounts for 79.0% of the total segment sales, revenue from nail services accounts for 4.5%, rental income from leased stations and booths within beauty salons accounts for 3.9% and sales of hair care, revenue from diet and weight reducing programs accounts for 0.9% and merchandise sales for 5.3% of total revenue. Other sales revenues accounts for the remainder.
- Sub-leasing of space to nail and other personal care service providers is a significant component of the total personal care services offered by some beauty salons, such as nail or diet service operators. In all, about 20.0% of beauty salons derive additional income from the sub-leasing of areas to other beauty operators.
- The most common beauty services provided include eyelash and eyebrow tinting, hair removal and manicures.
- The major benefit provided to clients by the beauty salon industry is the feeling of being pampered and, associated with this, total satisfaction with the end result. These factors are more important than price to the client. However, segments of the industry still continue to compete heavily on price.
- Day spas, offering massages and other services for the mind and body to assist in relieving stress and the built up of life pressures, is currently a growth segment in the beauty area. Surveys indicate that since 1997, about 8.0% of salons that offer hair and nail treatments have also commenced to convert and offer day spa treatments and this is expected to grow further.

Nail Care Salons

- Revenue from stand alone, independent contractors, those located within hair care salons, and including booth renters, is estimated to account for 5.4 % of total industry revenue.

© Copyright 2007, IBISWorld Inc

SEGMENTATION
Hair, Nail and Skin Care Services in the US
March 28 2007

- Revenue from nail services accounts for 95.5 % of total revenue, hair services accounts for 0.6 %, rental income from leased stations and booths within beauty salons accounts for 1.1 % and sales of merchandise accounts for 0.7 % of total revenue.
- For 2005, research by NAILS magazine indicated that there were 57,838 salons in operation, and that there were 380,635 licensed technicians - or an average of 6.6 per salon. The estimated revenue of this segment by this magazine was $6,430 million, which decreased by 6 % over 2004. This translated to an average annual revenue of $111,173 per salon or $16,893 per licensed technician. Again, the major benefit provided by the nail care segment to their clients is the feeling of being pampered and, associated with this, satisfaction with the end result.
- The magazine reported that at least 75 % of nail salons offered manicures, acrylics (any type), paraffin dips, nail art and waxing services. 61 % offered hair care, just under half offered gels/UV light-cured systems and 42 % used fibreglass. Around a third of salons offered facials, massage, make up application, skin care, silk wraps, colored/design acrylics and UV top coat service, Between 20 and 25 % offered nail jewelry, reflexology, powder/gel extensions, tanning, aromatherapy treatments, earpiercing and airbrushing.
- In 2005, 95.6 % of salon employees were female, and 96.4 % of salons were licensed. Most people have been doing nails for an average of 8.6 years and the average age for technicians is just over 38 years. 33.5 % were salon owners doing nails, 32.2 % were nail technicians/booth renters, 25.7 % were nail technicians/employees, 5.7 % were salon managers or nail department managers who did nails. The average salon had 2.3 nail technicians. 93.6 % of clients were female, mostly aged 26 years and over and 72.5 % of clients use the service every other week. The average weekly income was $619.52. In terms of payment, 7.6 % of employees were on a salary only, 13.8 % were on a salary plus commission, 56.3 % were on commission only and 8.9 % on tiered commissions. The average commission rate was 55.7 %. The average number of clients per week was 30.6 and the average prices for services ranged from $17.16 for a manicure, $32.45 for a pedicure, $40.23 for a acrylic full nail set (tips with overlay) and $24.36 for an acrylic fill, $45.39 for a full set/sculptured acrylic. Most operators sell retail products for their clients' use at home. NAILS Magazine estimated that 46 % of nail technicians are Caucasian, 6 % African American, 8 % Hispanic and 37 % Vietnamese.

Barber Shops

- The smallest segment of this industry is the barber shops which account for around 3 per cent of total industry revenue. In 2002 there were 4060 employer establishments (down from 4242 operators in 1997) which had an average revenue of $124,700 per annum. 94.4 per cent of revenue was derived from hair services and 3.6 per cent from rental of leased stations or booths.

MAJOR MARKET SEGMENTS

© Copyright 2007, IBISWorld Inc.

SEGMENTATION
Hair, Nail and Skin Care Services in the US
[illegible]

Market Segment	Share
Women	66.0%
Men	34.0%

- The industry derives most of its revenue from households.
- It is estimated by IBISWorld that women account for around two thirds of the total expenditure on hair care and beauty treatments, given their greater use of higher value added services and their overall greater frequency of use.
- Nails Magazine's survey for 2005 indicated that 93.6% of clients were female, mostly aged 26 years and over and 72.5% of clients used the service every other week.
- The gradual aging of the population has led to an increase in demand for hair coloring (with 6 weekly visits common in this area) and wrinkle/facial and other beauty services.
- Surveys indicated that the number of men using salons is increasing and are requesting a greater array of services, such as, hair, skin, nail treatments, and also purchasing retail products from salons.

INDUSTRY CONCENTRATION

Concentration in this industry is low

- The industry has a low level of ownership concentration, despite there being a number of chain and franchised operators. It mainly comprises small business, single salon owner/operators.
- NAILS Magazine's 2005 industry survey results indicated that 52.0% of nail salons employed only one nail technician, 20.1% employed 2 people, 11.1% employed 3 people, 6.6% employed 4 people and 10.2% employed 5 people or more. The average number of clients seen per week was 30.6 and the average weekly income was $619.52.

The following information from the US Census Bureau for employer establishments in this industry for 2003 supports the above.

Employment Size for Employer Establishments, 2003

Employment Size	Units Establishments	Percent Total
1-4 employees	55348	63.3%
5-9 employees	18825	21.5%
10-19 employees	9879	11.3%
20-49 employees	2906	3.3%
50-99 employees	371	0.4%
100-249 employees	65	0.1%
250-499 employees	4	0.0%
500-999 employees	0	0.0%

© Copyright 2007, IBISWorld Inc.

SEGMENTATION
Hair, Nail and Skin Care Services in the US
March 26 2007

1000 or more employees	0	0.0%
	87398	

Source: US Census - County Business Patterns
Note: Released September 2005. Information relates to employer establishments only (i.e. excludes nonemployer establishments).

The table indicates that almost two-thirds of employer establishments have 4 or less employees and with 85.0% having 9 or fewer employees. The industry is small business oriented and will remain so. Therefore, the level of industry concentration is not expected to change in the near future.

GEOGRAPHIC SPREAD

Year: 2007

Share of Employees by Region

Region	Percentage
South East	21.0
Mid East	20.8
Great Lakes	19.1
Far West	12.7
South West	9.1
Plains	7.8
New England	6.8
Rocky Mountains	2.4

Share of Establishments by Region

Region	Percentage
South East	21.9
Mid East	22.4
Great Lakes	16.7
Far West	12.6
South West	8.4
Plains	7.8
New England	7.5
Rocky Mountains	2.7

Share of Revenue by Region

© Copyright 2007 IBISWorld Inc.

SEGMENTATION
Hair, Nail and Skin Care Services in the US
March 26 2007

Region	Percentage
South East	21.3
Mid East	20.8
Great Lakes	17.7
Far West	13.7
South West	9.2
Plains	7.5
New England	7.2
Rocky Mountains	2.3

- The general regional share of overall is provided in the table below from US Census.

Regional Shares of National Population, 2007

Region	Percentage
New England	4.8
Mid East	15.9
Great Lakes	15.3
Plains	6.7
South East	25.1
South West	11.7
Rocky Mts.	3.4
Far West	17.1
Total	100

Source: IBISWorld

- In general, the location of hair care and beauty salons is found in direct proportion to an area's population (and in areas such as the CBD in terms of workforce) size and numbers and this pattern has not changed significantly over time.
- Nail salons, however, tend to be more concentrated in the relatively higher household income suburbs.
- For this industry it tends to have a higher concentration, in terms number of salons, above average size and revenue, in the Rocky Mountains, South West, Plains, Mid East and New England regions - many of which have large population and cities. This is reinforced by other information provided below.
- In terms of nail salons, NAILS Magazine in 2005 estimated that 17.5% were in the Mid West (particularly in Illinois, Michigan and Ohio), 30.7% resided in the West (particularly California and Texas), 22.7% in the South (particularly Florida), 25.9% resided in the Eastern (particularly New York, New Jersey and Pennsylvania) and 3.2 % in the Mountain region (particularly Colorado). The is, again, largely related to population distribution across all regions.
- This level of geographic concentration is expected by IBISWorld to not change in the near future.

© Copyright 2007 IBISWorld Inc.

MARKET CHARACTERISTICS
Hair, Nail and Skin Care Services in the US
March 26 2007

Market Characteristics

MARKET SIZE

- IBISWorld estimates that, in constant 2005 prices, the Hair, Nail and Skin Care Services Industry will generate $42,107 million in revenue in 2007, which represents real revenue growth of 2.3%.
- This industry will also contribute an estimated $23,293 million to the US economy in 2007, which represents 0.17% of total GDP.

In 2007, IBISWorld also estimates that this industry;

- Consists of approximately 769,518 establishments, which is 1.8% higher than in 2006.
- Employs approximately 1.05 million, which is 1.8% higher than in 2006.
- Pays total wages of $10,911 million, which was 2.4% higher than in 2006.
- In 2005, according to NAILS magazine there were 57,838 salons (up from 51,571 licensed nail salons in 2002 and from 54,120 in 2004). These have a total of 380,635 licensed technicians (up from 368,818 in 2002, but down 1.9% over 388,635 in 2004), or an average of 6.6 technicians per licensed salon. Industry revenue was estimated to have decreased 6.0%, in nominal terms, to $6,430 million in 2005 (compared with $6,450 million in 2002 and $6,840 million in 2004).

LINKAGES

Demand Linkages

81411 - Private Households in the US

Private households account for nearly all of the demand for services provided by this industry.

Supply Linkages

42221 - Drugs and Druggists' Sundries Wholesalers in the US

Supply of cosmetic and related products

44612 - Cosmetics, Beauty Supplies and Perfume Stores in the US

Supply of products for direct use and sale

53112 - Lessors of Nonresidential Buildings (except Miniwarehouses) in the US

Leasing of shop space

81232 - Drycleaning and Laundry Services (except Coin-Operated) in the US

Laundry services for linen

DEMAND DETERMINANTS

- Most households access hair care salons.
- IBISWorld analysis indicates that the industry displays a high degree of sensitivity to changes in household disposable income, which results from changes in employment and from tax and interest rates. More recently, the high and increasing gas prices is also having an adverse effect on disposable income, and consumer expenditure. It is evident that as the growth in household disposable income changes a shift in the frequency of use of services occurs. Also, there is a shift in the use of higher priced/value added services (above the basic cut service), and in the purchase of haircare and beauty products from salons. Other important aspects include population growth and the progressive aging of the population, particularly, among a portion the post-war baby boom era that are now retiring or

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MARKET CHARACTERISTICS
Hair, Nail and Skin Care Services in the US
March 26 2007

approaching retirement, with a far higher level of disposable incomes and wealth, and fewer financial commitments than previous generations.

- Day spas, offering massages and other services for the mind and body, to assist in relieving stress and the built up life pressures is currently still a growth segment in the nails segment. NAILS Magazine industry survey indicated that in 2001, 36% of salons offered spa services.
- The American Salon Green Book indicates that day spas are a growing segment and almost half of all people who use a day spa are between the ages of 34 and 52, many have college degrees and over a third earn more than $75,000 per annum. Most spas are used for relaxation purposes.
- Surveys have also indicated that the number of men using salons is increasing and for a greater array of services such as hair, skin, nail treatments, and they are also purchasing the salons' retail products.

DOMESTIC AND INTERNATIONAL MARKETS

Domestic and International Markets Exports
Exports in this industry are low
Exports in this industry are steady

Domestic and International Markets Imports
Imports in this industry are low
Imports in this industry are steady

Domestic and International Markets Analysis

- In general, the industry services the needs of the domestic market.
- One major operator, Regis Corporation has, however, expanded both its company owned and franchised salons, internationally. In late-2005, the company's North American operations included 6,551 corporate salons and 2,310 franchised ones, while internationally it had 426 corporate salons and 1,592 franchised ones, mainly located in the UK, France, Italy and Spain. It had 55,000 corporate employees globally (an average of around 8 per salon). However, the company generates 85% of its revenue domestically.

BASIS OF COMPETITION

Competition in this industry is high
Competition in this industry is increasing

- IBISWorld contends that the basis of competition in the hair care component appears, overwhelmingly, to be price-based, due to both the number of operators and the ease of entry into the industry.
- Many more successful operators, however, compete on the basis of quality service, consistent cuts and services and according to the client's wants and desires. They also seek to ensure high client satisfaction and return rates and, therefore, obtain the benefit of good word of mouth recommendations.
- Many of the same factors are important in the nails salon segment - with sanitation and service being important.

LIFE CYCLE

Life Cycle Stage
The life cycle stage is growth

Life Cycle Reasons

- Changing age structure of the population.
- Changing attitudes to beauty and other treatments, by both males and females.

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MARKET CHARACTERISTICS
Hair, Nail and Skin Care Services in the US
March 26 2007

- Increased demand for day spas.

Life Cycle Analysis

- While over the longer term, total real industry revenue tends to grow slowly and in line with the domestic population growth, there are a number of segments that are growing at slightly faster rates.
- A part of this industry which is in a growth phase is the beauty segment and is related to the changing age structure of the population and the increasing demand for more facials, beauty treatments, hair colorings, nails and general pampering etc.
- Some industry segments, such as the basic hair cut services, operate in a very price competitive environment, and this may be an indication that there may be too many operators in some segments.
- Some industry services, particularly beauty and health ones, are increasingly being provided in health retreats and holiday resorts.
- New services are increasingly being offered by operators - including unique or custom ones - which reinforce pampering - and can be linked to massage, facials, tanning, waxing and reflexology.
- Growth in this industry is occurring in the franchising area - both domestically and internationally, and with further potential for further growth over the outlook period.

© Copyright 2007, IBISWorld Inc.
13

INDUSTRY CONDITIONS
Hair, Nail and Skin Care Services in the US

Industry Conditions

BARRIERS TO ENTRY

Barriers to entry in this industry are low
These barriers are steady

- The level of capital investment required is low.
- Operators can lease suitable premises.
- Operators can lease equipment.
- Some training is required.

Analysis

- The barriers to entry are low. The industry relies on personal skills and training and new operators have the ability to lease all their equipment and to rent retail space to enter the industry. Some licensing of operators occurs in some States.

TAXATION

Goods	Tax Rate	Tax Type
Licensing of Establishment	50 - 100%	Industry Specific
Licensing of Individuals	25 - 50%	Industry Specific

- In some States, there are annually renewable license fees for the location/shop where hair and beauty care services are provided, as well as for individually qualified persons.

INDUSTRY ASSISTANCE

The level of Industry Assistance is none
The trend of Industry Assistance is increasing

There are no specific tariffs for this industry

- This industry, like most personal services ones, is totally unprotected and receives no assistance in any form from government, apart from operators having to meet some licensing requirements. In some states, the need for further hair care or beauty apprentices has to be established first, prior to obtaining the approval of the relevant State Board and commencing an apprenticeship.

REGULATION AND DEREGULATION

The level of Regulation is medium
The trend of Regulation is increasing

- Most States have individual requirements for the training and testing of persons in this industry and a consumer complaints process.
- In both the hair and beauty treatment areas (including for demonstrators and instructors), most people need to be licensed by the appropriate State Board of Cosmetology and the establishment where services are provided may also need to be separately licensed.
- Licensing requires between 300 and 3,000 hours of study as an apprentice under a fully qualified operator or in an approved/licensed school, sitting for a written exam and paying the appropriate license fee. In some States,

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INDUSTRY CONDITIONS
Hair, Nail and Skin Care Services in the US
March 26 2007

apprentices have to indicate or prove that there is an actual need or demand for the apprenticeship, prior to approval to commence. In most States applicants have to be at least 16 years old. All licenses and work permits must be posted in public view with a current photo attached. State Boards also establish and enforce safety and sanitation practice standards for operators and perform regular inspections.

- Some of the more specific regulation may require that all tools and implements used are sterilized/disinfected, that testing be undertaken prior to hair coloring and that certain chemicals be not used on hair, nails or with facials. Any special need of people with diabetes, who have a manicure or pedicure, need to taken into account. No medical services, such as removal of nails etc., can be undertaken.
- Currently, many States are considering legislation to regulate salons which rent space for a booth to an independent contractor rather than an employee and for the licensing of these activities. These regulations currently vary according to State.

COST STRUCTURE

Year: 2006

Item	Cost %
Wages	26.1%*
Purchases	15.0%*
Rent	7.6%*
Utilities	4.0%*
Employer costs of fringe benefits	2.9%*
Depreciation	2.0%*
Communication costs	0.7%*
Repairs and maintenance	0.6%*
Other	36.1%*
Profit	**5.0%***

Analysis

- Since this industry is a labor-intensive, the major cost relates to wages, which accounts for an estimated 26 % of total revenue.
- Given the general intense state of competition in this industry, the return on investment, is generally low, with an estimated 5 % margin accruing to owners. The small margin makes this industry financially vulnerable to any changes in demand for services and/or price-based competition. It is also affected by any factor which affects wages and benefit costs, including recently increasing workers' compensation insurance and for medical benefits.

CAPITAL AND LABOR INTENSITY

The level of Capital Intensity is low

- The industry involves a large degree of personal client service.

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INDUSTRY CONDITIONS
Hair, Nail and Skin Care Services in the US
March 26 2007

- Most areas of operation from taking appointments, to providing hair and nail and other services and cleaning requires direct labor input.
- There has been no significant change in industry operation, which involves a significant change in capital requirements recently.

Analysis

- Ratio: The labor intensity of this industry is determined by the ratio of labor to capital. To calculate this ratio, wage and depreciation costs (taken from the cost structure) are utilized as proxies.
- Labor costs, in total, account for around 50 % of the total and depreciation for under 2 %. The ratio of labor to capital is 1:0.04, meaning that for every dollar spent on wages, only 4 cents is spent on utilizing and replacing equipment and buildings.
- This industry, like all others in the personal services industry, requires a very high direct labor input. Personal, quality and professional service are all important, as is client satisfaction with the end result.

TECHNOLOGY AND SYSTEMS

The level of Technology Change is low

- Technology has impacted only slowly on the hair care component. However, technology and products used in the beauty industry have changed dramatically over the last few years with the emergence of new computerized equipment. This includes equipment using the Blend method, which combines electrolysis with a short wave current.
- Franchising has emerged as a major segment in the hair care area and is the major area of change currently affecting it. The major hair care franchisor is Regis Corporation, utilizing its Regis Salons, MasterCuts, Trade Secrets, SmartStyle, Supercuts, Cost Cutters, Hair Masters, Style America, First Choice Haircutters, Magicuts brands both in the domestic and international market (mainly France and the UK, but expanding rapidly elsewhere).

INDUSTRY VOLATILITY

The level of volatility is medium

- The industry is sensitive to economic conditions, including consumer confidence.
- The demand for value added services follows the trend rate of growth of household disposable income.
- Some hair and nail and other services are seen as discretionary by consumers.
- Most households require regular haircuts.
- Continued growth in the nails segment, with spas being popular.

GLOBALIZATION

The level of Globalization is low
The trend of Globalization is increasing

- The industry, in general, services the needs of the domestic market. One major operator, Regis Corporation, has expanded both its company owned and franchised personal hair care salons internationally, but still generates 85% of its revenue domestically

© Copyright 2007, IBISWorld Inc

KEY FACTORS
Hair, Nail and Skin Care Services in the US
March 26 2007

Key Factors

KEY SENSITIVITIES

The key sensitivities affecting the performance of the Hair, Nail and Skin Care Services industry include:

Consumer Sentiment Index
Description: The level of consumer confidence.

Changes in consumer confidence levels has a direct effect on their spending on basic and value added services.

Per Capita Disposable Income
Description: The level of and/or movements in real per capita disposable income.

The industry is sensitive to changes in household disposable income, which is affected by changes in general employment growth as well as in tax and interest rates. It has a direct effect on the demand for value added services, purchases of merchandise and, to some extent, the frequency of use of services.

Population Growth Rate
Description: The level of population growth in the US

The industry is sensitive to population size, age structure and growth rate within an individual operator's catchment area.

KEY SUCCESS FACTORS

The key success factors in the Hair, Nail and Skin Care Services industry are:

- Access to multiskilled and flexible workforce
  To have the right mix of people and services needed by customers in the catchment area.
- Access to niche markets
  To develop niche areas of service/expertise so as not to be as affected by local price competition.
- Having a loyal customer base
  Have a highly satisfied and repeat client base.
- Must have license
  To have the appropriate licenses.
- Maintenance of excellent customer relations
  To ensure on-going customer satisfaction and good word of mouth recommendations.

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18

KEY COMPETITORS
Hair, Nail and Skin Care Services in the US
March 26, 2007

Key Competitors

MAJOR PLAYERS

Market Share

Major Player	Market Share Range
Regis Corporation	5.91% (2006)
Ulta Salon, Cosmetics & Fragrance, Inc.	0.94% (2006)
Other	93.15% (2006)

PLAYER PERFORMANCE

Regis Corporation

Brand/Trading Name(s): Regis Salons, MasterCuts, Trade Secrets, Smart Style, Supercuts, Cost Cutters, Hair Master, Style America, First Choice Haircutters, Magicuts
Market Share: 5.91%

History

Regis Corporation is the leading hair care and retail salon owner, operator and franchisor, and has its head office in Minnesota. It provides a full range of services from custom hairstyling, cutting, coloring, perms and manicures and sells hair care products. It operates under the brands of Regis Salons, MasterCuts, Trade Secret, SmartStyle, Supercuts, Cost Cutters, Hair Masters, Style America, First Choice Haircutters and Magicuts. Its up market salons operate under the Regis Salons brand, its value-priced salons trade under the Cost Cutters and MasterCuts brands. Regis' salons are also located in shopping malls (under the brand, Regis, MasterCuts and Trade secret) and strip centers (under the brand, Supercuts, Cost Cutters). They are also found within Wal-Marts where they trade under the brand, SmartStyle. It continues to expand through a combination of mergers, acquisitions and openings. As at the end of December 2005, it had a total of 11,211 company-owned and franchised stores worldwide.

In January 2006, it was announced that a subsidiary of Regis Corporation was to merge with Sally Beauty Company, a business unit of Alberto-Culver Company, that would own 54.5 % of the new company, subject to shareholder and regulatory approvals. The company would retain the Regis name and continue to be headquartered in Minneapolis. Sally Beauty Company is a leading global marketer of professional beauty supplies, with annual revenue of $2.25 billion and with 822 Beauty Systems Stores and 1,244 sales people. Regis was to be transformed into a professional beauty products distribution and services company. However, the merger did not proceed and Regis received $50 million as a merger termination fee, of which cost offsets was $34.1 million.

A summary of the recent financial performance of this company is provided in the following table, with further discussion below.

© Copyright 2007 IBISWorld Inc

KEY COMPETITORS
Hair, Nail and Skin Care Services in the US
March 26 2007

Summary of Recent Financial Performance

Fiscal Year	Million Dollars Revenue	Percent Growth	Million Dollars Net Income	Percent Growth
1998	800	N/C	31	N/C
1999	975	21.9%	30	-3.2%
2000	1140	16.9%	50	66.7%
2001	1312	15.1%	53.1	6.2%
2002	1454	10.8%	70.3	32.4%
2003	1685	15.9%	86.7	23.3%
2004	1920	13.9%	105.0	21.1%
2005	2194	14.3%	64.6	-38.5%
2006	2431	10.8%	109.6	69.7%

Source: Annual Report
Note: Fiscal year ending June.

In 1999, Regis acquired Barbers Hairstyling for Men and Women Inc and Heidi's Inc. In that year, sales revenue increased to about $975 million, but net income growth was static at around $30 million (or 3.0% of revenue). In 2000, it acquired Supercuts, UK. For that year, revenue increased to $1,140 million and net income increased to almost $50 million, which represented 4.3% of revenue. In September 2001, it acquired the French franchisor, GGG.

Fiscal 2001

In fiscal 2001, revenue totaled $1312 million (up 14.8%) and it had 41,130 employees. Service revenue increased 14.6% to $893.5 million, product sales increased 15.6% to $361.9 million, franchise revenue increased 12.0% to $56.3 million and total system-wide sales was $1,903 million, up 13.7%. Just under 93.0% of revenue (or around $1,200 million) was generated in the domestic market. The EBITDA to sales ratio was around 13.3%, operating income increased 9.1% to $109.3 million and the net profit margin was about 4.0% of sales (or $53.1 million). Same store sales growth was 2.8% and total assets was valued at $736.5 million. During the year, it serviced around 118 million customers worldwide through its 5,655 company owned and franchised salons in the US, 632 stores in Canada, 30 stores in Puerto Rico and 364 stores in the UK. The total stores numbered 6,681 worldwide.

The firm generated around two thirds of its revenue from hair services, 28.0% from high margin hair care merchandise sales and 3.0% from franchisor income. It also stocks a range of hair care products. During 2002, the firm planned to open a further 550 stores.

Fiscal 2002

In early 2002, the firm expanded its operations to Italy, Spain, Brazil, Belgium, Switzerland and Poland. It also acquired the Jean Louis David trademark and salons, which was the number one salon operator in Europe.

In July, it acquired 328 salons operating as BoRics, which generated revenue of $62 million. These were added to an additional 53 salons which had been acquired over the previous three months and had a total of $9 million in revenue. The BoRics were added to the existing 3,400 strip shopping center salons. The firm estimated that there were 40,000 salons in US strip shopping centers.

© Copyright 2007, IBISWorld Inc.

KEY COMPETITORS
Hair, Nail and Skin Care Services in the US
March 26 2007

Since the early-1990s, the company made 233 acquisitions, which added 6,622 salons, with annual revenue that totaled $735 million and system-wide sales of over $1,800 million.

For fiscal 2002, system-wide sales increased 18.4% to $2,253 million and total revenue were up 10.9% to $1,454 million. Operating income increased 22.5% to $109.3 million, net income increased 32.4% to $70.3 million and the EDITDA increased 10.6% to $193.6 million. At the end of June 2002, the company had a total of 8,684 salons, of which 4,776 were company-owned and 3,908 were franchised. The domestic salons comprised 1,016 Regis Salons, 551 Mastercuts, 490 company-owned and 26 franchised Trade Secret, 861 company-owned and 210 franchised Smartstyle/Cost Cutters and 1,476 company-owned and 1,988 franchised Strip Centers. Internationally, it had 382 company-owned and 1,684 franchised stores. Regis Salons generated $416.2 million in revenue, Mastercuts generated $164.8 million, Trade Secret generated $190 million, SmartStyle generated $178.7 million, Strip Center generated $321.3 million, internationally located salons generated $105.6 million and franchised revenue generated $77.6 million.

Fiscal 2003

At the end of December 2002, the company had 9,313 salons, of which 5,373 were company-owned and the remainder were franchised, while internationally it had 382 company-owned salons and 1,684 franchised ones. It was also announced that the company had acquired Vidal Sassoon salons and academies and introduced a new salon concept, Vidal Sassoon Studios. It also acquired Haircare Limited's licensing agreement with Procter & Gamble to expand the salon group using the Vidal Sassoon brand name in North America, UK and Germany.

In March, the company announced that it would expand its European high-fashion hair salon brand, Jean Louis David, outside of New York City and planned to add between 100 and 200 stores in the greater New York, New Jersey and Connecticut areas. In that same month, the company transferred its stock listing to the NYSE.

In May, the company acquired 286 salons from Opal Concepts, of which 90 were company-owned, and the remainder were franchised. The franchised salons operated under the Pro-Cuts brand and were primarily located in Texas. Over the past 10 years Regis had completed 255 acquisitions, which involved 7,043 salons and annual total revenues of $817 million, and system-wide sales of over $1,000 million.

For fiscal 2003, system-wide sales increased 23.0% to $2,800 million, while consolidated sales increased 15.8% to $1,684.5 million (of which international revenue was $171.5 million), and operating expenses was $1,526.0 million. Operating income was $158.9 million and net income was $86.7 million, or 5.1% of revenue. The firm constructed 397 new salons, added a further 275 franchised stores and acquired a further 758 salons, which included 198 franchised ones. As at June 2003, the company owned, operated or franchised 9,617 salons, compared with 8,684 in June 2002. It had 1,096 Regis Salons, 590 Mastercuts, 517 company-owned Trade Secret, 25 franchised Trade Secret, 1,033 company-owned Smartstyle/Cost Cutters in Wal-Mart, 230 franchised Smartstyle/Cost Cutters in Wal-Mart, 1928 company-owned Strip Centers, 2172 franchised strip centers and 399 company-owned and 1,627 franchised international salons.

Fiscal 2004

In April, the company announced that it acquired 153 Holiday Hair salons located primarily in Pennsylvania which was expected to add around $45 million to annualized revenues. During the third quarter 2004 the company also acquired 115 salons in 14 separate transactions, of which 86 were franchise buy-backs, which added $25 million to annualized revenues.

© Copyright 2007, IBISWorld Inc

KEY COMPETITORS
Hair, Nail and Skin Care Services in the US
March 2007

For fiscal 2004, revenue increased 14.0% to $1,920 million and same store revenue growth was 2.6%. Net income increased 22.0% to $105 million (a margin of 5.5%). At year-end, the company had a total of 10,162 salons (6,238 company owned and 3,924 franchised), compared with 9,617 salons previously, which represented a net increase of 545 salons. The company constructed 452 salons and franchisees built an additional 268 and, in addition, 411 salons were acquired. This included 206 franchise buybacks and 380 salons were closed or relocated. It had 1,096 Regis Salons, 590 Mastercuts and 517 Trade Secret salons. Most of its salons (around 4,435 salons) were located in strip retail centers, although it had 1,465 company owned and franchised salons located in Wal-Mart stores. Total value of its assets was $1,271 million. Internationally, it had 420 company-owned and 1,594 franchised stores. Regis Salons had revenue of $482 million, Mastercuts had revenue of $170.3 million, Trade Secret had revenue of $210 million, SmartStyle had revenue of $227.5 million, Strip Centers had revenue of $468 million and its international stores had revenue of $171.5 million.

In June, the company acquired the Blaine Beauty Career Schools, a beauty school operator with six schools, located in Massachusetts and which added $13 million to annual revenue. Regis employed 156 artistic directors and invested around $16 million each year in training its 53,000 stylists worldwide.

Fiscal 2005

For fiscal 2005, total consolidated revenue increased 14.1% to $2,194.3 million, although same store sales increased only 0.9%, compared to 2.1% in fiscal 2004 and 1.2% in fiscal 2003. North American salons revenue was $1,874.0 million, up from $1,706.0 million over the previous year. International revenue totaled $227.0 million, up from $203.0 million, beauty schools revenue was $33.9 million and the hair restoration centers revenue was $59.4 million. Services revenue comprised 66.8% of the total, with product revenue at 29.6% and franchise royalties and fees at 3.6%. Cost of services represented 57.0% of service revenue, and cost of product comprised 51.8% of this revenue. Site operating revenue comprised 8.3% of total, while general and administrative costs were 11.9%, rent at 14.2% and depreciation and amortization at 4.2%. Operating income represented 6.3% of total revenue, but decreased from 9.3% over the previous two years. This was largely due to lower product revenue, due to lower retail margins and increased competition. The net income represented 2.9% of total revenue, down from 5.4% in 2004 and 5.1% in 2003. The company estimated the total value of the hair care industry at $53.0 billion domestically and $150.0 billion globally. The company's North American operations included 6,551 corporate salons and 2,310 franchised ones, while internationally it had 426 corporate salons and 1,592 franchised ones, mainly located in the UK, France, Italy and Spain. It had 55,000 corporate employees globally (an average of around 8 per salon).

In May, the company purchased 130 salons of TGF Precision Haircutters for an undisclosed sum.

Over the past 12 years the company made 339 acquisitions, that added 7,165 locations, a net 700 new salons added in 2005 by construction and acquisition. For company-owned salons, its services comprised 72.0% of total revenue from haircutting and styling, 18.0% from hair coloring, 5.0% from hair waxing, 2.0% from waxing and 3.0% from other services. In general, the proportion of total revenue from hair coloring service revenues had increased over the past three years, but decreased from haircutting and styling services.

Fiscal 2006

For fiscal 2006, revenue increased 10.8% to $2,430.9 million, with $1,634.0 million from services (up 11.4%), $718.9 million in product sales (up 10.9%) and $77.9 million in royalties and fees (-2.0%). Operating expenses increased 8.3% to $2,226.4 million (or to 91.6% of revenue). Costs of services was $928.5 million, cost of product at $371.0 million, site operating expenses at $199.6 million, general and administrative costs at $294.1 million, rent at $350.9 million and

© Copyright 2007, IBISWorld Inc.

KEY COMPETITORS
Hair, Nail and Skin Care Services in the US

depreciation at $115.9 million. Operating income was $204.5 million (or 8.4% of revenue) and net income increased to $109.6 million (4.5% of revenue). Total value of assets was $1,982.1 million.

At the end of June 2006, it had a total of 11,477 salons, (up 4.4%), of which 7,559 were company-owned, 3,774 were franchised, 54 beauty career schools, 48 company owned hair restoration centers and 42 franchised hair restoration centers. In North America it had 1,079 Regis Salons, 642 Mastercuts, 634 Trade Secret, 1,903 Smartstyle/Cost Cutters in Wal Marts and 5,035 Strip Center Salons. It had 2,040 international salons (of which 1,587 were franchised).

Total revenue from North America salons increased 8.7% to $2,036.6 million (with $481.8 from Regis, $174.7 million from MasterCuts, $262.9 million from Trade Secret, $413.9 million from SmartStyle and $703.3 million from Strip Centers).

The same store increase in revenue was 0.4%, down from 0.9% in 2005.

The company's results were affected by the impact of the hurricanes Katrina, Rita and Wilma and lower product sales, which cost the company 2,700 lost salon days and $2.5 million in revenue. 15 company-owned stores were still closed at the end of December 2005.

Also in December, Regis was affected by lower retail product margins due to higher promotional activities. Overall, it indicated that it had operated in a challenging market over the previous 18 months in terms of growth in earnings. At the end of December 2005, it had 11,211 worldwide locations.

In 2005 the company acquired less than a 20.0% interest in Cool Cuts 4 Kids salons, but wrote off its contribution in 2006 due to results being less than anticipated. It still held its option to purchase the remaining stock in 2008. Also during 2006, it closed 64 underperforming Regis and MasterCuts salons, largely based in malls.

Fiscal 2007

For the first half fiscal 2007, total revenue increased 8.9% to $1,296.2 million, as service revenue increased 10.7% to $874.9 million, product revenue increased 5.5% to $381.7 million and royalties and fees increased 2.4% to $38.7 million. Operating expenses increased 9.6% to $1,205.0 million, or 93.0% of revenue. Net income was static at $50.0 million, a margin of 3.9% of revenue). Total store locations increased 2.1% to 11,713, as international stores increased 1.8% to 2,077. Same store revenue growth was 0.2%, compared to 1.0% previously. North America revenue increased 7.4% to $1,078.8 million, operating expenses were $942.1 million (87.3% of revenue) and the operating income before tax was $137.7 million (a margin of 12.8%). The company indicated that there were signs of recovery of its business in the second quarter.

Ulta Salon, Cosmetics & Fragrance, Inc.
Market Share: 0.94%

This company is privately owned by Doublemousse Investments and Global Retail Partners among others, and operates in both the hair care and beauty services components. It has around 130 stores across 16 States, with most being in Texas and Illinois. It also retails hair, fragrances and beauty products. In 2002, it had revenues of around $308 million, which was up almost 20% over 2001, and employed 3,200 people, (up by 73%). For 2003, estimated revenue was $362 million, $375 million for 2005 and $385 million in 2006.

OTHER PLAYERS

Cheveax LLC

© Copyright 2007, IBISWorld Inc.
23

KEY COMPETITORS
Hair, Nail and Skin Care Services in the US
March 26 2007

In August 2003, Cheveax LLC purchased the 1300 Fantastic Sams salons for $17 million. Fantastic Sams operates in the US, Canada and Asia. The majority of these salons are individually owned and operated.

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24

INDUSTRY PERFORMANCE
Hair, Nail and Skin Care Services in the US
March 26 2007

Industry Performance

CURRENT PERFORMANCE

Industry Contribution to GDP

- IBISWorld estimates that, in constant 2005 prices, the Hair, Nail and Skin Care Services Industry will generate $42,107 million in revenue in 2007, which represents real revenue growth of 2.3%.
- This industry will also contribute an estimated $23,293 million to the US economy in 2007, which represents 0.17% of total GDP.
- The industry revenue is estimated to comprise: 73 per cent from hair care services operators, 24 per cent from nail and beauty services and 3 per cent from barber shops.

Sensitivities

- The hair care industry is sensitive to changes in real household disposable incomes, which is affected by changes in employment and from tax and interest rate changes, and more recently gas prices. It is evident that as the growth in household disposable incomes fluctuates, there is a shift in the frequency of use of hair care and beauty services, particularly of higher priced/value added services (above the basic cut service). More recently high and increasing gas prices has also affected household disposable income and consumer expenditure on hair and beauty care.

Revenue

Over the five years to 2007, real industry revenue is expected by IBISWorld to increase at an average annual rate of 3.9%, due to:

- continuing population growth;
- increasing aging of the population and demand for skin care and other pampering services; and
- the general provision of higher value/higher priced services and products to meet customer demand.

However forecast low economic growth in 2007 is expected to slow industry growth in that year.

Employment

Over the same five year period, industry employment is expected by IBISWorld to have grown at an average annual rate of 2.3% to 1.05 million and relating to the tendency to use casual and part-time staff to provide services at peak customer times. Also, some affecting this was some fluctuation in demand for services, particularly higher priced ones, as consumer sentiment falls, or when household disposable income growth comes under pressure from interest rate and gas price rises, such as in 2005 and 2006.

Value Added - Profitability

Real value added, over the five years to 2007, was expected by IBISWorld to have grown at an average annual rate of 4.1%, due largely to:

- some increase in industry employment, even with the greater use of casual staff; and

© Copyright 2007, IBISWorld Inc

INDUSTRY PERFORMANCE
Hair, Nail and Skin Care Services in the US
March 26 2007

- some increase in profit margins, although it will continue to remain relatively low, due to continuing high level of industry competition, as economic growth slows in 2007.

Industry Trends

In general, the hair care industry suffers from significant financial problems caused by a lack of working capital, general lack of management and marketing skills, competition being based mainly on price, cost pressures due to over-staffing of salons (i.e. hiring of full-time staff to levels which ensure full service at peak times), low productivity and lack of profitability. Some of the above problems are being overcome by the establishment of franchised operators, although these still only account for a small part of total industry operators and revenue.

Day spas (offering massages and other services for the mind and body) to assist in relieving stress and built up life pressures were a growth segment in the beauty area. Industry surveys indicated that in 2002 around 36 % of nail and beauty salons offered day spa treatments, along with other beauty treatments, and this was estimated to have continued to grow further.

Surveys have indicated that the number of men using salons is increasing and for a greater array of services such as hair, skin, nail treatments and also purchasing retail products for home use. Referrals from near-by medical practitioners provides some additional business and salons should, particularly, develop links with local plastic surgeons.

Recent Performance By Year

2001

For 2001, the significantly slower economic growth (and, therefore, in employment and household incomes) was estimated by IBISWorld to have led to relatively slow real industry revenue of about 4.2% and value added growth, from reduced profits and employment. Both the frequency of people attending hair care and beauty salons and sales of retail products through salons fell. Coupled with the intensified price-based competition was operator consolidation. In this year, the industry experienced its first year of slow revenue growth since 1996. The events of September 11, 2001 also led to reduced consumer confidence and to an associated tightening in general consumer expenditures, especially on the higher priced services and products, towards year-end. NAILS Magazine estimated that for 2001, the revenue of the nails salon services segment, in nominal terms, was the same as in 1999.

2002

In 2002, while economic growth increased slightly, it was accompanied by reduced business and consumer confidence and increased general unemployment. The fluctuations in stock market values had a negative impact on household wealth and the failure of a number of high profile companies also depressed general confidence levels. As such, it was estimated by IBISWorld that the industry experienced lower growth in real revenue of 2.0% and in profits and employment (and therefore value added) and as competition increased. Both the frequency of people attending hair care and beauty salons, requesting higher priced value added services and the revenue obtained from the sales of retail products also slowed. Some further operator consolidation occurred. NAILS Magazine estimated that in 2002, the nail technicians' real revenue growth fell and that working hours fell, as the number of salons increased 4.1% and technicians 1.2%.

2003

© Copyright 2007, IBISWorld Inc

NDUSTRY PERFORMANCE
Hair, Nail and Skin Care Services in the US
March 26 2007

For 2003, for the first half, continued low economic growth led to the industry experiencing similar trading conditions as 2002. However, the increased household disposable income from past income tax reductions and improved consumer sentiment in the second half was estimated by IBISWorld to have resulted in significantly increased real industry revenue growth, particularly in the second half year, to 3.5%. This led to improved industry employment and profits, and therefore value added growth, as the demand for hair care and beauty services increased. While competition levels remained fierce, operators were once again able to sell their higher margin, value-added services and products. In real terms, the nails segment total revenue, once again decreased marginally.

2004

In 2004, both stronger economic growth and in household disposable income was estimated by IBISWorld to have led to the industry experiencing much stronger trading conditions. Real revenue growth was, therefore, estimated by IBISWorld to have re-bounded to 7.7%, to the level last experienced in the late-1990s and in 2000. More favorable economic growth also significantly increased value added growth, as industry employment and profitability increased. Competition remained strong, but there was some increased demand for higher margin, value added hair, beauty and nails products and services. Based on Nails Magazine survey information, this industry segment's revenues grew strongly, in real terms, and possibly for the first time since the late-1990s. However, towards the end of the year, some industry components may have commenced to have felt some adverse effects on demand from the increased interest rates and of high gas prices. Both of these had a direct effect on household disposable incomes, which, in turn, adversely affected demand for industry services and product sales.

2005

In 2005, both slower economic growth and in household disposable income, was estimated by IBISWorld to have led to the industry experiencing slower trading conditions and real revenue to 3.2%, and value added growth. The industry commenced to feel the lagged effects from the general interest rate increases throughout 2005. This reduced growth in household disposable income, and, therefore, consumer expenditures, which included on hair and nail services. According to Nails Magazine survey results, the beauty segment experienced a real reduction in overall industry revenue, as well as employment. Overall, lower real revenue growth flowed through into lower growth in industry employment and profits, and, therefore, value added, Competition remained high.

2006

IBISWorld estimated that in 2006 both the continued low economic and household disposable income growth, resulted in the industry experiencing slower trading conditions, with real revenue growth at 2.9%, together with low value added growth. The industry is expected to feel the lagged effects from the general interest rate increases which occurred to mid-2006, as well as from high gas prices. These factors both had a direct impact on household disposable income, and, therefore, consumer sentiment and expenditure, including on personal services, such as hair and beauty care. Low revenue growth also flowed through into lower industry employment and profit growth, and, therefore, in value added, Competition increased significantly as revenue growth declined.

2007

In 2007, IBISWorld expects that the forecast slow economic growth and in household disposable income, will result in the industry experiencing slower trading conditions and real revenue of about 2.3%. The industry is also expected to continue to feel the lagged effects from the general interest rate increases which occurred to mid-2006, as well as from the high gas prices in the latter part of 2006. These factors have a direct impact on household disposable income growth. Overall

© Copyright 2007 IBISWorld Inc

INDUSTRY PERFORMANCE
Hair, Nail and Skin Care Services in the US
March 26 2007

industry competition will increase and some industry consolidation is expected, with possibly faster growth in the franchised component and from mergers and acquisitions.

Barriers to Future Industry Growth

The major barrier to future industry growth is the continuing price-based competition, in the basic services area. It is also highly sensitive to changes in economic conditions, especially any factor which affects the growth in household disposable incomes. However, the industry does potentially offer opportunities for further expansion and development of chain or franchised operators.

HISTORICAL PERFORMANCE

The hair care and beauty industry has experienced significant change in its operations over a number of years. A major change was the development of hair care salons for both males and females, away from the former barber shops which serviced only men. More recently, there has been an increased demand for beauty services, in line with the general aging of the population, and an increasing emphasis and awareness on appearance, health and lifestyle.

The industry has shown a degree of sensitivity to changes in real household disposable income. In low economic growth periods, there is a tendency for customers to defer hair or beauty services, particularly higher value added ones, and to not purchase retail merchandise from salons.

During the early 1990s, it was estimated that the industry was affected by the economic recession, which led to a significantly slower real growth in household disposable incomes, as unemployment rose. This led to both decreased demand for higher priced services and reduced frequency of visits by clients. It also intensified the level of price-based competition among operators and led to salon closures and reduced industry employment.

From 1994 to 1998, the return of stronger economic growth was estimated to have led to significantly increased industry revenue and value added growth, as industry profitability and employment increased. This resulted from increased real household disposable incomes, as employment grew rapidly and from tax and, particularly, interest rates reductions. The industry also witnessed increased consumer confidence. While industry operators and employment levels increased, profit margins remained small, due to continued aggressive competition.

In 1997, the US Census Bureau found that there were 83,991 employer establishments (i.e. excluded non-employer establishments) in this industry, which had a combined revenue of $12100 million dollars (an average of revenue of $144,000 per establishment), that employed a total of 410,995 persons (an average of 5 employees per establishment) and paid total wages of $5400 million. Average salaries paid in this industry was still low. To this figure, had to be added a further 462,414 non-employer establishments (self-employed operators) which had total revenues of $8100 million.

Over this period, there was a significant expansion in franchised operators, but the majority remained single shop owner-operators.

In 1999 and 2000, the strong economic growth was estimated to have led to stronger industry revenue and value added growth, as real household disposable incomes increased. This led to increased frequency of attendance at salons and increased demand for high priced/value added services (such as hair coloring and beauty treatments). In terms of the nail/beauty services, this segment was also estimated to have experienced high growth related to changed perceptions by consumers that beauty treatments were no longer a luxury, but increasingly were akin to hair care and other personal services. The emphasis in the general community on increased health and fitness and diets also assisted. Between 1997 and 1999, NAILS Magazine estimated that total industry segment revenue increased from $6,280 million to $6,440 million.

© Copyright 2007 IBISWorld Inc
22

INDUSTRY PERFORMANCE
Hair, Nail and Skin Care Services in the US

The market for beauty services also expanded and included both males and females of any age group and income. Salons were established to cater for males only, as well as for various age groups.

Revenue

	Revenue $ Million	Growth %
1988-89	23,895.0	N/A
1989-90	23,656.0	-1.0
1990-91	22,828.0	-3.5
1991-92	22,485.0	-1.5
1992-93	22,234.0	-1.1
1993-94	22,726.0	2.2
1994-95	23,839.0	4.9
1995-96	24,659.0	3.4
1996-97	26,286.0	6.6
1997-98	28,210.0	7.3
1998-99	30,493.0	8.1
1999-00	32,727.0	7.3
2000-01	34,101.0	4.2
2001-02	34,786.0	2.0
2002-03	36,001.0	3.5
2003-04	38,758.0	7.7
2004-05	40,000.0	3.2
2005-06	41,160.0	2.9
2006-07	42,107.0	2.3

Revenue

45000
40000
35000
30000
25000
20000
15000
10000
5000
0
$ Million
1988-89
1989-90
1990-91
1991-92
1992-93
1993-94
1994-95
1995-96
1996-97
1997-98
1998-99
1999-00
2000-01
2001-02
2002-03
2003-04
2004-05
2005-06
2006-07

Revenue Growth Rate

10
8
6
4
2
0
-2
-4
-6
%
1989-90
1990-91
1991-92
1992-93
1993-94
1994-95
1995-96
1996-97
1997-98
1998-99
1999-00
2000-01
2001-02
2002-03
2003-04
2004-05
2005-06
2006-07

© Copyright 2007 IBISWorld Inc

29

INDUSTRY PERFORMANCE
Hair, Nail and Skin Care Services in the US
March 26 2007

Gross Product

	Gross Product $ Million	Growth %
1994-95	12,647.0	N/A
1995-96	13,107.0	3.6
1996-97	14,065.0	7.3
1997-98	15,207.0	8.1
1998-99	16,590.0	9.1
1999-00	17,855.0	7.6
2000-01	18,641.0	4.4
2001-02	19,035.0	2.1
2002-03	19,755.0	3.8
2003-04	21,230.0	7.5
2004-05	22,289.0	5.0
2005-06	22,814.0	2.4
2006-07	23,293.0	2.1

Gross Product

30000
25000
20000
15000
10000
5000
0
$ Million
1994-95
1995-96
1996-97
1997-98
1998-99
1999-00
2000-01
2001-02
2002-03
2003-04
2004-05
2005-06
2006-07

Gross Product Growth Rate

10
9
8
7
6
5
4
3
2
1
0
%
1995-96
1996-97
1997-98
1998-99
1999-00
2000-01
2001-02
2002-03
2003-04
2004-05
2005-06
2006-07

© Copyright 2007 IBISWorld Inc

30

OUTLOOK
Hair, Nail and Skin Care Services in the US
March 26 2007

Outlook

Revenue

	Revenue $ Million	Growth %
2006	41,160.0	2.9
2007	42,107.0	2.3
2008	43,370.0	3.0
2009	44,628.0	2.9
2010	45,967.0	3.0
2011	47,208.0	2.7
2012	48,624.0	3.0

Revenue

60000
50000
40000
30000
20000
10000
0
$ Million
1989
1991
1993
1995
1997
1999
2001
2003
2005
2007
2009
2011

Revenue Growth Rate

10
8
6
4
2
0
-2
-4
-6
%
1990
1992
1994
1996
1998
2000
2002
2004
2006
2008
2010
2012

Hair, Nail and Skin Care Services Industry - Future Growth to 2012.

Revenue

Over the five years to 2012, real industry revenue is expected by IBISWorld to increase at an average annual rate of 2.9%, with this relating to:

- continuing population growth and in its aging;
- but also, in particular, from the forecast slower economic growth and, therefore, in household disposable income, which will affect the demand for higher value/priced products and services.
- Industry competition is expected to also increase due to slower growth.

Employment

© Copyright 2007, IBISWorld Inc

OUTLOOK
Hair, Nail and Skin Care Services in the US

Over the five years to 2012, industry employment is expected by IBISWorld to increase at an average annual rate of 2.2% to 1.17 million with this mainly relating to the increasing use of casual and part-time staff to cover peak customer service periods, especially in the expected slow industry growth environment.

Value Added - Profitability

Over the five years to 2012, real industry value added is expected by IBISWorld to increase at an average annual rate of 3.0%, which is only slightly higher than expected for GDP growth over the same period of 2.8%, with this being related mainly to industry employment growth, with only an expected marginal improvement in industry profitability, and the continuing low profit margin, due to on-going high levels of competition.

Trends

Over this period, it is expected that there will continue to be further restructuring of the hair care industry towards the establishment of unisex hair care and beauty salons, with the traditional barber shops continuing to decline.

Operators in the hair care component are expected to continue to face significant price competition. This is not so much consumer led, since having the feeling of being pampered, helping a person to feel good about themselves and overall satisfaction with the end result are repeatedly highlighted in consumer research as being the key benefits sought by their client. Price-based competition is usually salon-owner-led and is an indicator of the general lack of managerial and marketing skills of operators. The basic need, therefore, is for an improvement in overall managerial skills, especially in the marketing and financial areas and including pricing, cash flow management and cost control.

2008

In 2008 IBISWorld expects that the forecast slow economic growth and in household disposable income, will result in the industry experiencing continuing slow trading conditions, with real revenue growth of about 3.0%. The industry will continue to feel the lagged effects from the general interest rate increases which occurred to mid-2006, as well as from the high gas prices in the latter part of 2006. These factors have a direct impact on household disposable income, and, therefore, consumer sentiment and expenditure, including on hair, nail and skin care services. Demand particularly for high value services and products is expected to slow. Overall, the level of industry competition will also increase and some industry consolidation will occur, with possibly faster growth in the franchised component and from mergers and acquisitions.

2009-2012

The forecast continuing low economic growth through to 2012 is expected to lead to similar conditions as in 2008 right through this period. The industry will continue to segment into large franchised operators and niche ones that offer special services and have a very good understanding of their clients' needs, with high and consistent levels of customer service and outcomes. It will also become increasing important to offer a range of products that are suited to clients, although overstocking needs to be avoided. Franchised operators will continue to expand domestically and internationally as competition increases.

Opportunities for the industry are seen as possibly occurring in selling an increasing range of value-added hair and beauty services to men and to the baby boomer generation. Day spas have increased in some areas and among certain components of the population, especially those with above average incomes, and is expected to continue. However, these services have to be professionally targeted, delivered and packaged to the right households to succeed. Franchising of

© Copyright 2007 IBISWorld Inc

OUTLOOK
Hair, Nail and Skin Care Services in the US

the industry is also expected to continue. Finally, in 2000 about 33% of total sales of hair care products was through salons and since this is a high margin area, this area should continue to be expanded, where possible.

Overall, the outlook for this industry is for continuing slow growth, and with continuing low profit margins, but with increasing professionalism, franchising and expansion of services into new mass (i.e. males and baby boomer generation) and niche markets (e.g. day spas) areas, as well as, from the wider market awareness and acceptance of beauty treatments and services.

© Copyright 2007 IBISWorld Inc

NPD Press Release - June 28, 2007

Page 1 of 2

FOR RELEASE JUNE 28, 2007

FOR MORE INFORMATION:

Cristina Hilsenrath
cristina_hilsenrath@npd.com
+1 516 382 4849
or
Dora Brunette
dora_brunette@npd.com
+1 516 625 4603

The NPD Group, Inc.
900 West Shore Road
Port Washington, NY 11050

NPD REPORTS THE INTERNET IS ONE OF THE FASTEST GROWING CHANNELS FOR BUYING BEAUTY PRODUCTS

Older Women Just as Connected as Younger Ones

PORT WASHINGTON, NY, June 28, 2007 –Sales over the Internet now make up four percent of all sales or about $1.7 billion in the more than $42 billion dollar beauty industry. Even though it's only about four percent of sales- it's one of the fastest growing channels for shopping, according to a new report from leading consumer and retail information provider The NPD Group.

In its recent report, ***Emerging Channels: Beauty Care Products Over the Internet,*** one in ten women across all age groups tell NPD they shop for beauty products, such as makeup, skincare, and fragrances, on the Web. Forty-three percent of women who shop for beauty on the Internet say they spent more online in 2006 than they did in 2005. The number one reason they use the Internet is convenience. More than seven out of ten (74%) of those women say it "saves time" and about 70 percent say "it's easier/quicker to shop online than a store."

"Consumers have become more wired and so they are more likely to research, choose and replenish beauty brands online. We find that women are less accepting of buying new brands over the Internet, but they are spending their money on brands they know and trust," said Karen Grant, senior beauty industry analyst for The NPD Group.

Baby Boomer women are just as likely to shop on the Internet for beauty products as their younger counterparts. Women ages 45-64 make up a large segment of the Internet shopper base, and this age group will become increasingly more important as it's the fastest growing segment of the population. In fact, among the women who shop the Web for beauty products over four in 10 (41%) are 45 to 64 years old compared to 36 percent of women who are 18-34 years old.

"Buying beauty products has traditionally been a touch and feel experience, but we are seeing women utilizing the Internet more and more to buy beauty products, particularly the brands they are familiar with. Age is not an issue; we find shopping online crosses all age groups," said Grant.

http://www.npd.com/press/releases/press_070628.html

NPD Press Release - June 28, 2007

Page 2 of 2

The higher the income, the greater the likelihood women will shop for beauty products via the Internet. Fifteen percent of women in the $75,000 and above category shop the Web for beauty products, versus 10 percent of women with household incomes of $35,000-44,000 and seven percent of women with household incomes of <$35,000.

Top 5 Websites Women Report Buying From
Drugstore.com
Sephora.com
Avon.com
Clinique.com
Bathandbodyworks.com

"As a channel, the growing importance of the Internet for beauty is undeniable. However, like every other channel, it also has inherent challenges that must be better understood to fully leverage its power as it relates to beauty shopping," said Grant. "For example, women love the Internet for its convenience, but they also love the in store experience. In fact, nine out of 10 females ages 18-64 tell us that the number one reason they will shop in-store is the experience of touching and feeling the products – something the Internet does not provide. So, it's important to get a deeper understanding of what drives consumer choice on the Internet. Where and how beauty is purchased is not an either-or scenario. It is the marriage of the in-store experience ***with*** the Internet that will secure the success for brands, manufacturers and retailers in the future," said Grant.

Emerging Channels: Beauty Care Products Over the Internet
Survey over 15,000 women ages 18-64 with an ending sample of 4,135 women who reported shopping for beauty products during the past 12 months.

About The NPD Group, Inc.
The NPD Group is the leading provider of reliable and comprehensive consumer and retail information for a wide range of industries. Today, more than 1,600 manufacturers, retailers, and service companies rely on NPD to help them drive critical business decisions at the global, national, and local market levels. NPD helps our clients to identify new business opportunities and guide product development, marketing, sales, merchandising, and other functions. Information is available for the following industry sectors: automotive, beauty, commercial technology, consumer technology, entertainment, fashion, food and beverage, foodservice, home, office supplies, software, sports, toys, and wireless. For more information, visit www.npd.com.

The NPD Group - 900 West Shore Road - Port Washington, NY 11050 - www.npd.com

http://www.npd.com/press/releases/press_070628.html

Age	Census 2000	Projection 2004	Projection 2005	Projection 2006	Projection 2007	Projection 2008	Projection 2009	Projection 2010	Projection 2011	Projection 2012	Projection 2013	Projection 2014	Projection 2015
Total	281421906	292800571	295507134	298217215	300912947	303597646	306272395	308935581	311600880	314281098	316971485	319667598	322365787
20	4049448	4099725	4163657	4198390	4201403	4275120	4356267	4484822	4466985	4394058	4331472	4251717	4208187
21	3841082	4136130	4118818	4182105	4216048	4218301	4291192	4371508	4499594	4482055	4409469	4347208	4267795
22	3758648	4146791	4152521	4134734	4197368	4230682	4232334	4304560	4384668	4512906	4495647	4423383	4361431
23	3673582	4198936	4166579	4171716	4153257	4215145	4247739	4248698	4320669	4400977	4529376	4512404	4440469
24	3641241	4158238	4221811	4188815	4193158	4173940	4234998	4266785	4267530	4339726	4420253	4548832	4532163
25	3744539	3989156	4185246	4248071	4214273	4217782	4197761	4257948	4289436	4290476	4362902	4443654	4572419
26	3619660	3888852	4018008	4213248	4275211	4240622	4243309	4222499	4282360	4314094	4315407	4388044	4469001
27	3789800	3813420	3916362	4044764	4239062	4300205	4264868	4266775	4245713	4305786	4337754	4339327	4412160
28	3984812	3770962	3838638	3940890	4068453	4261853	4322222	4286186	4287844	4267060	4327340	4359539	4361369
29	4242525	3836827	3794417	3861476	3962928	4089671	4282193	4341809	4305584	4307460	4286948	4347422	4379842
30	4289970	3763325	3860688	3817847	3884195	3984903	4110680	4302574	4361914	4325941	4328071	4307830	4368493
31	4011575	3853772	3786015	3882844	3839470	3905170	4005195	4130466	4321789	4381314	4345610	4347970	4327996
32	3994121	4033562	3871998	3803927	3900122	3856270	3921373	4020764	4145725	4337070	4396757	4361303	4363873
33	4026573	4265680	4049224	3887509	3819058	3914681	3870423	3934995	4034126	4159150	4350488	4410317	4375094
34	4188149	4356151	4279241	4062747	3900822	3832045	3927138	3882524	3946896	4046095	4171163	4362470	4422422
35	4516118	4146776	4367622	4290551	4073960	3811864	3842791	3937371	3892703	3957167	4056415	4181505	4372758
20-35	63371843	64458303	64790845	64929634	65138788	65628254	66350683	67260284	68053516	68821335	69465072	69932925	70235472
													10.8%
36	4511168	4057914	4157309	4377603	4300298	4083651	3921419	3852076	3946415	3901978	3966520	4065801	4190894
37	4517060	4070613	4067275	4166311	4385938	4308430	4091767	3929436	3860100	3954463	3910257	3974871	4074179
38	4553814	4192076	4078508	4074968	4173522	4392479	4314786	4098129	3935964	3866896	3961275	3917299	3981979
39	4608504	4469090	4198529	4084947	4081105	4179191	4397482	4319629	4103241	3941500	3872704	3967087	3923354
40	4711434	4543101	4473904	4203672	4090052	4085970	4183643	4401314	4323550	4107690	3946381	3877858	3972258
41	4466676	4540761	4546388	4477175	4207244	4093624	4089332	4186614	4403873	4326421	4111090	3950213	3881955
42	4547220	4564074	4542794	4548281	4478984	4209370	4095751	4091239	4188308	4405320	4328191	4113410	3952982
43	4407870	4608391	4564953	4543584	4548855	4479482	4210206	4096601	4092070	4189117	4405878	4329086	4114877
44	4308663	4691398	4606572	4563137	4541632	4546700	4477279	4208400	4095016	4090658	4187662	4404133	4327686
45	4341460	4526595	4687637	4602990	4559513	4537915	4542816	4473396	4205178	4092246	4088072	4185026	4401177
46	4087563	4520272	4522310	4682870	4598341	4554845	4533173	4537923	4468712	4201384	4088935	4084964	4181874
47	4019692	4429205	4514725	4516761	4676729	4592337	4548834	4527099	4531864	4463038	4196631	4084675	4080900
48	3885145	4314986	4422229	4507487	4509420	4668783	4584573	4541095	4519473	4524425	4455986	4190544	4079091
49	3758544	4308449	4306319	4413223	4498100	4499945	4658678	4574884	4531380	4510014	4515128	4447069	4182634
50	3808515	4120314	4298216	4296145	4402581	4487073	4468846	4646928	4563315	4520339	4499229	4504498	4436829
51	3616997	4001363	4108546	4285761	4283675	4389640	4473750	4475481	4633010	4549948	4507331	4486501	4491942
52	3707436	3876526	3987849	4094666	4271049	4268968	4374452	4458174	4459992	4517053	4534569	4492321	4471776
53	3635040	3742223	3862066	3972957	4079229	4254730	4252658	4357631	4441060	4443066	4599634	4517755	4475892
54	2817560	3739837	3726524	3845851	3956147	4061850	4236416	4234374	4338929	4422162	4424413	4580409	4499186
55	2850600	3601920	3721789	3708768	3827410	3937094	4042214	4215799	4213921	4318141	4401156	4403647	4559038
56	2837452	3613781	3582676	3701934	3689050	3806969	3916010	4020518	4193160	4191564	4295406	4378170	4380900
57	2864020	3573625	3592216	3561559	3680028	3667311	3784477	3892847	3996792	4168508	4167200	4270616	4353095
58	2540152	2932831	3549928	3568665	3538342	3655987	3643470	3759850	3867606	3971045	4141757	4140753	4243704
59	2377013	2770200	2912530	3524693	3543377	3513404	3630176	3617868	3733523	3840733	3943661	4113339	4112675
60	2319944	2760150	2748941	2890247	3496915	3515558	3485977	3601825	3589872	3704866	3811516	3913924	4082522
61	2221227	2766387	2736205	2725431	2865418	3466203	3484835	3455708	3570684	3559224	3673503	3779546	3881391
62	2171072	2525459	2739459	2709699	2699468	2838071	3432575	3451231	3422729	3536901	3525979	3639498	3744899
63	2053151	2322464	2497942	2709734	2680823	2670600	2807742	3395468	3414271	3386557	3499867	3489541	3602245
64	2040053	2231693	2294263	2467804	2676982	2648708	2638858	2774473	3354971	3373989	3347069	3459396	3449657
65	2029911	2134778	2201120	2263210	2434396	2640747	2613160	2603715	2737692	3310340	3329511	3303373	3414545
66	1860320	2063162	2102515	2168189	2229500	2398153	2601463	2574580	2565565	2697783	3261982	3281277	3255944
67	1896451	1955401	2029235	2068336	2133103	2193606	2359610	2559735	2533611	2525068	2655435	3210744	3230166
68	1864515	1907044	1920498	1993371	2032001	2095841	2155522	2318783	2515636	2490350	2482319	2610778	3156854
69	1882348	1884284	1870000	1883670	1955352	1993516	2056412	2115257	2275729	2469242	2444876	2437423	2563949
70	1875175	1749995	1843327	1829950	1843626	1914049	1951730	2013636	2071649	2229196	2419164	2395814	2389012
71	1788269	1722377	1708224	1799902	1787237	1800933	1870044	1907229	1968140	2025325	2179788	2386018	2343742
72	1791696	1692501	1677565	1664473	1754128	1742209	1755930	1823675	1860382	1920291	1976597	2127825	2310132
73	1725168	1679475	1644121	1630408	1618103	1705649	1694526	1708287	1774619	1810843	1869677	1925038	2072840
74	1677133	1660254	1627155	1593742	1580972	1569509	1654885	1644612	1658450	1723347	1759064	1816776	1871148
75	1651641	1582601	1604102	1573041	1541290	1529505	1518928	1602048	1592670	1606597	1669996	1705182	1761720
76	1556567	1546622	1523940	1545611	1516297	1486286	1475532	1465885	1546636	1538195	1552203	1614010	1648622
77	1460781	1483225	1483516	1462810	1484276	1456781	1428581	1418900	1410210	1488469	1480991	1495068	1555194
78	1431916	1416708	1417103	1418482	1399392	1420634	1395004	1368664	1360081	1352375	1428054	1421565	1435710
79	1314908	1366681	1347424	1348907	1350939	1333487	1354463	1330732	1306289	1298814	1292114	1365095	1359613
80	1207365	1277024	1293389	1276357	1278463	1281126	1265321	1285978	1264174	1241658	1235287	1229591	1299739
81	1072048	1175340	1202807	1219530	1204234	1206939	1210208	1196041	1216349	1196477	1175896	1170622	1165925
82	981562	1115029	1101388	1128471	1145005	1131424	1134703	1138548	1126021	1145963	1128028	1109388	1105207
83	883063	1016314	1038176	1026836	1052958	1069250	1057367	1061190	1065578	1054675	1074188	1058176	1041453
84	801329	909781	939905	961460	951852	976966	992971	982760	987094	991990	982657	1001671	987536
85+	4239587	4912564	5120394	5339411	5556547	5743559	5935306	6123458	6284478	6434390	6575099	6694685	6821666
Total	4447100	4513207	4527166	4541263	4555152	4568983	4582698	4596330	4609820	4623266	4636657	4649932	4663111

FAIRCHILD PUBLICATIONS • APRIL 2006
WWD BEAUTY REPORT
INTERNATIONAL
China's Salons Scrub Up
■ Changing Tack in Italy ■ Anti-Age Hair Care ■ Soccer Mania

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04

editor's note

Due to stagnant domestic sales, western beauty brands must move abroad to bolster their business as well as look cross-border for product-development ideas.

One article in this issue of the WWD International Beauty Report focuses on the evolution of China's beauty salon market. Alongside ramped-up pressure from local authorities, domestic companies feel the heat from multinational beauty brands—among them, Nippon Menard and Pola—which are rapidly setting up their own shops countrywide. The salon market there is already huge. In 2004, its sales leapt 37.5% to 220 billion yuan (€22.8 billion/£15.7 billion/$27.3 billion) over 2003, according to China's Beauty and Cosmetics Chamber.

In the run-up to the Cosmoprof trade show in Bologna, Italy, in early April, WWD International Beauty Report queried the country's executives about their business. While they look to make changes at home, Italian beauty marketers say they plan to expand abroad—particularly in Asia and Eastern European markets, including Russia, Japan and Korea. "You can't depend on the Italian market anymore," said Gianluca Bonetti, vice president of strategies and business development of the Deborah Group.

Meanwhile, beauty companies such as Coty Inc., Procter & Gamble and Unilever have gleaned product inspiration from the upcoming World Cup soccer championship in Germany. Executives are playing up the competition and hoping to cash in on the new themed squad of toiletries products. "With 300 million spectators, it is a unique occasion," said Muriel Pauli, marketing director at Coty Beauty, referring to the event's media coverage bringing matches to possible consumers around the planet.

Indeed, globalization is taking place at an ever-quicker clip these days.

Jennifer Weil

WWD BEAUTY REPORT INTERNATIONAL

PETE BORN, Publisher, Vice President and Executive Editor

JENNIFER WEIL, Editor
ELLEN GROVES, Associate Editor
BRIGITTE CRENN, Designer & Production Coordinator

JEAN GRIFFIN, VP, Group Design Director
EDWARD LEIDA, Exec. VP, Group Design Director
CHEUK MAN LEE, Designer

PARIS: Miles Socha (Bureau Chief), Robert Murphy. Tel: (01) 44 51 13 00
Editorial Fax: (01) 42 68 16 41

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MILAN: Alessandra Ilari (Bureau Chief), Stephanie Epiro, Luisa Zargani, Amanda Kaiser, 2 Piazza Cavour, 20121 Milan. Tel: (02) 760 06 283; Fax: (02) 783 489

BERLIN: Melissa Drier. Tel/Fax: (30) 274 3578

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Tel: (212) 630 4000; Fax: (212) 630 2984

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N° ISSN-France 1260-7436

contents

06 THINK PIECE Shoppers play the field.
08 HAIR CARE Anti-age treatments emerge.
12 CHINA Salons feel the rub.
14 ITALY Marketers change tack.
16 PACKAGING Containers get interactive.
18 WORLD CUP Soccer-mania hits beauty.
19 MEMOPAD The latest on media plugs.

ON THE COVER

Photo by Delphine Achard taken backstage at the Emanuel Ungaro ready-to-wear show in Paris in March. Makeup artist Lisa Butler drew inspiration for the natural look from the designer's clothes. Hairstylist Luigi Moreno gave the models a Seventies aura with a center part. For more on hair, see the story on page 8.

© WWD BEAUTY REPORT INTERNATIONAL

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06

SHOPPERS PLAY THE FIELD

U.S. beauty buyers are no longer faithful to department stores. BY PETE BORN, WITH CONTRIBUTIONS FROM MOLLY PRIOR

WHILE SEARCHING FOR THAT NEW NICHE ITEM OR A GOOD deal, American beauty shoppers have trampled the concept of loyalty.

At least that's according to studies by the NPD Group, one of which was recently commissioned by Women's Wear Daily (WWD), the sister publication of WWD International Beauty Report. For it, 2,067 women were asked about their beauty buying habits.

Its results show that women, particularly the young, shop for beauty more these days, but they are no longer married to a department store or any other type of retailer. Increasingly, consumers are playing the field by dabbling in cosmetics specialty chains, such as Sephora or Victoria's Secret, and electronic media, like the Internet or QVC on TV.

"People are looking for something that's different," said Wendy Liebmann, industry analyst and president of WSL Strategic Retail. She added if they find that item, they will pay for it. "I don't even know how to define prestige anymore."

"Consumers are looking for choice and education," said industry veteran Jane Terker, adding once consumers find that level of trust and comfort, they'll keep returning. Today's shoppers look for a no-pressure environment offering a legitimate chance of finding solutions, added Terker, who is chief marketing officer of Klinger Advanced Aesthetics.

An earlier NPD study, which drew responses from 6,863 women in May 2005, showed two out three American women who shop for beauty in department stores also shop in specialty stores. Of the same department store customers, 41% also shop in spas and salons. Another 30% shop online.

But it doesn't work the other way. Of the specialty store clientele, less than 30% shop in department stores. Also, another 30% shop in spas and salons and 20% on the Internet, which is a magnet for the most prolific buyers.

That earlier study singled out the Internet as the channel drawing the highest proportion of women—or 38%—who have spent more on beauty products in the past year. The Internet also drew the highest number, 21%, who intend to spend more in the future.

This theme was reinforced by the recent NPD study for WWD. "Despite increased pressure on discretionary income, or perhaps because of it, consumers are shopping and they are buying beauty products," said Karen Grant, director and senior industry analyst for beauty at NPD. Referring to that study, Grant noted women aged 18 to over 55 purchase beauty products at least once a year and they are buying more frequently than five years ago—across all categories.

"However, their preferences have changed," continued Grant. "Wanting greater convenience, unique products and environments that let them experiment and 'play,' the Internet and specialty stores are the fastest-growing channels for beauty. Not tied to any one channel, a majority of department store shoppers are also cross-shopping in specialty stores, and in the past 12 months, more than half of all 18-to-24-year-olds across the U.S. shopped in specialty stores for beauty."

In terms of momentum, the specialty chains and Internet have a small portion of shoppers in the WWD survey but the most dramatic growth in attracting customers. In makeup, for instance, only one in 10 women list specialty stores as "usually shopped," but more than 60% of these women say they are buying from these retailers more often that they were five years ago. The Internet shows a similar story.

Age dynamics are revealing. Analysts note younger consumers look for ideas and directions. According to the survey, these consumers are constantly on the lookout for advice, in-store or through an ad.

The earlier NPD study indicated that 40% of women aged 18-to-64 said they had shopped in a specialty store in the previous year. A total of 55% of all 18-to-24-year-olds made the same statement. When examining the shopping constituencies of specific retail chains, it was revealed that 68% of Sephora's female shoppers were 18 to 34, with 27% between 18 and 24. At Victoria's Secret, 59% of the chain's female beauty shoppers are between 18 and 34, with 32% being 18-to-24. For department stores, less than half—or 42%—are 18-to-34.

Liebmann sees a seismic shift in progress with consumers gravitating toward either "supersized" outfits like Wal-Mart or highly specialized boutiques like the Apple stores. "Department stores fall through the cracks," she declared. "They do less and less specializing, lack service and can be intimidating. Value, ease-of-shopping experience, emotion and an edited mix are the factors driving the shift." ■

© WWD BEAUTY REPORT INTERNATIONAL

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08 HAIR CARE
SOINS CAPILLAIRES
HAARPFLEGE

HAIR TODAY, YOUNG TOMORROW

Taking a cue from skin care, products for hair are coming out with anti-age claims. BY ELLEN GROVES

BEAUTY BRANDS' LATEST ELIXIRS ARE MEANT TO KEEP HAIR from showing signs of age by reinvigorating scalps and protecting from pollution.

Hair, like skin, changes as people get on in years.

"With time, the production of sebum diminishes and the scalp becomes dry," said Roland de la Mettrie, scientific director at L'Oréal Professional Products division, in a release. "Hair can thus loose its softness, suppleness and shine. Micro-circulation and cellular exchanges slow down, the root loses vitality and produces hair that is thinner and less toned."

From a marketing standpoint, targeting the aging baby-boomer population is alluring, since it represents a growing demographic. Worldwide, there are 629 million people more than 60 years old, three-times more than 50 years ago, according to United Nations research. In France alone, 30% of the population is older than 50.

These baby boomers have deep pockets, with money to spend on keeping that youthful glow.

Beauty executives see anti-age hair care as a natural progression.

"It's related to the growing trend of anti-aging skin care," said Edina Dobos, product manager of Stockholm-based Oriflame Cosmetics, which debuted a three-unit anti-aging line for older hair in more than 50 countries in October 2005. "The target group of mature and elderly women is growing, and they are looking for products adapted to their specific needs."

And those needs have shifted.

"Now, at 60 years old, you can still be a beautiful woman—not necessarily [just] a grandmother," said Muriel Guillo, marketing director of Phyto, owned by the Paris-based Alès Groupe.

L'Oréal's Kérastase brand came up with a product for the scalp and another for the hair that are combined with a massage in salons. Called Age-Resist, the three-step program said to strengthen often brittle, aging hair, was introduced in France at the end of February.

A two-step version for at-home use bowed in tandem. It comes in a set comprising 10, 6-ml. bottles of Lipo-Recharge massage treatment, said to reinforce the scalp's hydro-lipidic film, which becomes weaker and more sensitive with age, and to protect it from external factors. There is also a 200-ml. jar of Age Recharge strengthening hair mask, containing a complex designed to reinforce a hair shaft's core. The duo retails for €65 (£45/$78).

Oriflame's three-unit Anti Ageing collection contains a strengthening complex that also provides a film to protect hair's surface and anti-oxidants to protect hair from damage from pollution, weather and over-styling.

The line includes a 250-ml. shampoo and a 250-ml. conditioner, both for €4.50, and a 125-ml. mask, for €7.

While Dobos declined to discuss specific figures, she said the anti-aging line has outperformed the brand's existing hair care collections.

It's not just older consumers being targeted by anti-aging hair care lines. As with skin care, some brands claim their products have a preventative function, that people starting from the age of 30 should begin taking steps to fortify their hair.

"We know that with age, like the skin, hair becomes finer and loses its thickness," said Phyto's Guillo. "Earlier and earlier, women try and slow down aging, and now you can use hair products for prevention, like a cosmetics cream, when you're in your thirties and forties."

Phyto's two-unit Phytodensium is an anti-aging line including a shampoo said to restore minerals to hair's fiber and provide a protective film on the hair's surface. There is also a serum—to be applied directly to the scalp—containing Gatuline Age Defense, a vegetable active ingredient that fights free radicals, blackcurrant seed oil and omega acids, which are billed to regenerate the scalp.

The duo comprises a 200-ml. shampoo and a 50-ml. serum, which retail for €11 and €30, respectively.

Alès sold 90,000 units of Phytodensium in the three months following its October 2005 launch. A treatment mask may be added to the lineup, said Guillo. ■

WWD BEAUTY REPORT INTERNATIONAL

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ARTDECO offers the specialized trade a range complementing and completing the assortment of other international premium brands. A unique variety of refillable products and specials cover market niches, generating additional revenues. With a market share of over 16% ARTDECO is the leading decorative brand in the German selective market ahead of all international premium brands. In countries worldwide ARTDECO has advanced to one of the leading brands in decorative cosmetics in the selective market.

What is the key to success?

ARTDECO covers the market niche between low-priced consumer brands and international premium brands. You will get more value for money with top quality products at very reasonable prices. A big variety of refillable products, like refillable systems for eye shadows, blushers, eye designer and powders, are the heart of the collection. Refillable solutions tailored to women's individual needs.

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With its unique concept ARTDECO complements the traditional premium brands with an unmatched variety of colors, innovative products and special products like the lipstick sealer, eye-shadow base, professional camouflage make-up, and eye lashes to create a make-up with a professional result. And a very successful bronzing collection with special highlights every year.

To expand the color cosmetics market, ARTDECO includes other specialized ranges in its assortment like the new nail care collection, offering a complete nail care assortment covering all consumer needs: High-quality files, special polishes, conditioning product lines for dry, brittle nails and soft, thin nails, artificial nails, special polishing aids and the nail whitening bestsellers for a radiant finish.

ARTDECO has also become a leading innovator in new growing markets, becoming a pioneer in aromatic foot and hand care with WELLFEET and HAND BALANCE.
A new generation of foot and hand care with exquisite aromatic compositions and precious natural oils to embody a new wellness concept for the perfumery.
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Hip, fashionable and premium quality at reasonable prices. Exclusively for the specialized retail. Cosmetics, accessories and eyewear created by the avantgarde designers and make-up artists of New York, Ibiza and Munich. In many countries, such as Germany, Italy, Austria and the Netherlands, BEYU is placed exclusively in all Douglas perfumeries. However, Galeries Lafayette in France and other leading perfumeries and department stores also offer BEYU – one of the fastest growing brands in cosmetics business.
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12 ■ CHINA ■ CHINE ■ CHINA

CHINA'S SALONS FEEL THE RUB

Beauty salons are facing increasing pressure from local authorities and international companies. BY JANE MOIR

CHINA'S BEAUTY SALON INDUSTRY IS READYING FOR A FACELIFT. As women across the country spend more than ever on beauty treatments, local parlors are coming under intense pressure to raise the bar. There are tough times ahead for the majority of small operators offering little more than a couple of beds and one masseuse in a 555-sq.-ft. converted apartment.

But foreign companies that have started nibbling at the edges of this fast-growing market are poised to make serious progress in launching their own beauty salons.

In most of China's major cities, they are already making their presence known. Japanese brands such as Nippon Menard have sought to tap the high end of the market, with eight salons in China.

Menard's peer Pola just opened its second salon in Shanghai in September, where a two-hour treatment at 600 yuan (€62/£43/$75) outstrips the national average by six times.

Leading the charge, however, are salon chains from Taiwan and Hong Kong. Taipei-based Natural Beauty has rolled out 850 salons across China, while Hong Kong's BAL Holdings plans to open 100 parlors over the next five years with joint-venture partners in cities such as Guangzhou, Shenzhen and Xian.

As they compete for mid-range clientele, an increase in disposable income is giving the larger chains an edge. Chinese women can now afford to avoid the smaller parlors that have for years been dogged by tales of botched treatments and dangerous mishaps.

Over the past decade, more than 300,000 people have been injured as a result of shoddy beauty treatments, according to the China Beauty and Hairdressing Association.

More than 200,000 disputes involving beauty salons have, moreover, been reported to the China Consumer Association since 1995.

"There are so many small enterprises that have got two beds and call themselves beauty parlors," said Bernadette Lai, director of spa development at the Shangri-La's Chi spa in Shanghai, which was opened in September. "They are using laser machines that should be handled by a doctor or professional."

The government recently stepped in to force some kind of quality control. A draft notice was issued by the Ministry of Commerce last April demanding the industry set up a "blacklist" system, under which salons that failed to meet basic standards would be reported to the authorities.

The Chinese ministry is also drafting detailed standards for the industry, which is expected to result soon in a star-rating system. China's 1.72 million beauty parlors will be under pressure to call it quits unless they improve their game.

The stakes are high. Rapid growth in China's beauty business has turned the salon industry into a huge moneymaker. Sales in 2004 leapt 37.5% to 220 billion yuan in 2004 over 2003, according to China's Beauty and Cosmetic Chamber.

A group of economists at Beijing Normal University in August, moreover, predicted the sector's earnings will double over the next five years.

Such figures reflect a general boom in cosmetics demand. Average yearly spending on beauty items has increase from about 1 yuan in the early Eighties to 25 yuan in more recent years.

Traditionally, 40% of customers will visit their local beauty salon once a month, while one-third will go two to three times monthly. Body and neck massages are the most popular treatments.

"Massages are more important than facials [for customers]," said Amanda Teng, assistant director at the Evian Spa in Shanghai. "Even when it comes to a facial, they want a massage throughout."

Customers are also very particular about the facial products used in treatments. However, brand recognition is still low compared to what it is overseas.

Yet that's set to change. Foreign companies with a quality track record look set to gain a definite edge as skills and service take on greater importance. Big multinational brands, such as Groupe Clarins, are rumored to be eyeing the possibility of opening a beauty salon in Shanghai.

And Teng expects foreign competition to intensify.

"I have been hearing news of a lot of spa companies coming in over the next half year," she explained.

This is echoed by Lai, who added, "I think it's all happening. It's all go-go out there." ■

WWD BEAUTY REPORT INTERNATIONAL

beyondbeauty
Paris
The international event with
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2006
www.beyondbeautyparis.com
in association with
the French Federation of Fragrance
Cosmetics and Toiletries
Organized by Itec France,
connecting the industry beyond beauty

14: ITALY ITALIE ITALIEN

ITALY CHANGES TACK

It hasn't been smooth sailing for the country's beauty companies, so they're shifting course. BY STEPHANIE EPIRO

IN THE WAKE OF A THREE-YEAR SLUMP, ITALY'S BEAUTY INDUSTRY IS GEARING UP FOR some major changes—both at home and abroad.

For 2005 (the latest year's statistics available at press time) the business' sales were expected to rise just 2.7% to €7.4 billion (£5.1 billion/$8.9 billion) over 2004, according to Unipro, the Italian association of cosmetics industries.

"The Italian economy is really suffering, and that is reflecting back on the industry," said Fabio Franchina, Unipro's new president. "We are facing two major problems. We need to grow outside the country, and internally, we need to have an evolution in the industry. For Italian beauty companies to move ahead now, they need to specialize in something that's of great quality and great service."

Gianluca Bonetti, vice president of strategies and business development of the Deborah Group, agreed, saying, "You can't depend on the Italian market anymore."

Numerous factors have contributed to this phenomenon. Among them was the introduction of the euro, which drove consumer goods prices up and helped drive down consumer confidence, which now is at its lowest since 1996, said Orna Schezen Nofarber, managing director of the Estée Lauder Cos. Italy. Further, beauty manufacturers have only recently begun diversifying their product offer to meet the needs of an increasingly segmented trade channel, in which pharmacies and herbal stores have gained muscle, she added.

There's been ramped up competition from Asia, as well.

"We can't compete with China on packaging, promotion and makeup kits. In fact, what Italian cosmetics producers need to do now is effectively reduce costs of production while not losing the quality that we are famous for," said Roberto Martone, chairman of ITF-ICR.

Changes are expected to take place on Italy's beauty retail front, too.

"Italian consumers like the ease of buying their products in perfumeries within stores, and the market is starting to shift [in that direction]," said Alfredo Grasselli, a partner at management consultancy Bain & Co., referring particularly to new beauty corner formats being conceived for supermarkets.

He added that half of Italian consumers still prefer buying makeup from traditional perfumeries, however. Yet such perfumeries, in turn, are feeling the heat from mass-market beauty sellers. And the resulting price war has picked up speed over the past three years.

Mazzolari, among Italy's most prestigious perfumery chains, with five stores in Milan and 23 Olimpia stores elsewhere in Italy, is leading a group of perfumeries, including Gruppo Garbo, Rosa Bianca and Desireé, intent on stabilizing prices.

"We want to work together to make a stand on brands that should have similar prices in perfumeries across the board," said Antonella Mandelli, general manager of Mazzolari. "How can you sell a customer something if she knows she can get it down the street with a big discount?"

WWD BEAUTY REPORT INTERNATIONAL

ITALY
ITALIE
ITALIEN
15

For other retailers, their focus more than ever is on customer service.

"Prices are really important, but we will invest more money this year on bettering the quality of our service," said Stefano Biagi, commercial director of Limoni.

Other manufacturers are changing their production to lower-priced beauty goods. Massimo Bedin, commercial director of Medicea, a two-year-old company that produces perfumery lines destined for the youth market, such as Sweet Years and Billionaire, said the company's sales growth of 54% to €6 million last year was largely driven by fragrances costing less than €30.

"Our consumers watch their money, but they want to come into a perfumery and buy a good-quality product—our lines are really accessible," he said. "I think the Italian perfumery of the future will be one that sells a lot of products with a price range from €0.50 to €200."

Ultra-expensive beauty items are selling well in Italy. Executives at perfumeries Mazzolari and Limoni recorded strong sales of über-prestige products, such as Estée Lauder's Re-Nutriv Re-Creation cream, which goes for €500.

"Nice growth is coming from the very selective, high-positioned brands," said Estée Lauder's Nofarber. "This segment has not been impacted by the decline in consumption. Estée Lauder brands like Re-Nutriv Re-Creation and La Mer, very selectively distributed, are part of this trend."

However, the biggest growth for Italy's beauty business is predicted to stem from exports.

"You can't depend on the Italian market anymore."
— Gianluca Bonetti, vice president of strategic development of the Deborah Group

At press time, sales abroad were expected to have risen 6.5% to reach €2.13 billion in 2005 versus 2004.

Russia and China are considered key markets for the industry. Export sales there from Italy were believed to increase 41% and 133%, respectively, in 2005. A relatively new entry on the export scene for Italy is Vietnam. Sales to that country spiked 160% for the first three quarters of 2005 versus 2004, said Unipro.

Most Italian beauty executives regard exporting as key to survival. Even historically Italy-centric companies, such as Deborah Group, have begun exploring new horizons. For example, the company plans to export its Health & Color line to two new markets—the U.K. and U.S.—by 2008.

Ferragamo Parfums is among the many Italian companies gearing its strategy toward selling in Asian countries, where it is enjoying retail success.

Luciano Bertinelli, perfumes division director of Ferragamo Parfums, said the company had achieved extraordinary sales in Japan—where they increased 39% in 2005, and in Korea, where Ferragamo Parfums is the seventh bestselling brand. Set to launch a new women's Salvatore Ferragamo scent this spring, the company's fragrance arm will invest in television advertising for the first time in Japan and Korea. Ferragamo Parfums will also rework the juice of Emanuel Ungaro's Apparition fragrance, since it was considered too sweet by some Asian retailers. The re-launch is expected next year.

"Korea and Japan are markets that are running at top speed for us," said Bertinelli. "It's an extraordinary world that presents thousands of opportunities that we will be part of." ■

WWD BEAUTY REPORT INTERNATIONAL

16 ■ PACKAGING ■ CONDITIONNEMENT ■ VERPACKUNG

PACKING A PUNCH

Designers today are creating containers that do much more than simply hold product. BY BRID COSTELLO

Blinking lights, zany holograms and flashy games. Sound like a scene from Las Vegas? Maybe. But if packaging designers have their way, perfumery and supermarket cosmetics shelves will look just as glitzy in the very near future. Creators are busy concocting newfangled, high-tech methods to attract shoppers' attention. And it's a good thing, considering the thousands of new products hitting beauty counters yearly, making statement-making paramount. Here, WWD International Beauty Report reports on some new designs likely to cause an in-store stir.

SCREEN SCENE

Siemens has created technology that will allow brands to bring their products' packaging to life.

The Munich-based firm is perfecting miniature screens to display animated graphics—such as advertising, how-to instructions or computer games—on labels.

"[The technology] could be used on any kind of packaging," said a company spokesman.

Such displays show images in color and can be printed on paper-foil labels. They work thanks to electrochromic materials, which change color when an electrical volt alters their molecules' charge. As this shifts, the colors alter to create the effect of moving pictures. The labels are charged using printable batteries that last for several months.

Such animated labels are expected to be commercially available next year.

Siemens touts the technology as being accessible for any industry and distribution channel—including the mass market. That's because the cost per label will likely be in cents, not euros, the company spokesman said.

ZIEL: H24
SIEMENS

METAL WORKS

A pair of eyes appears and disappears as a customer strolls around a store. But it's not an over-zealous sales assistant following her around. Rather, it is the latest packaging for an eye cream featuring holographic print.

MetalFx, a Leeds, England-based company, has developed HoloFx, a printing system that enables images to appear and disappear according to changes of light. It can even create holograms.

"We're adding value with an attractive finish," said Philip Sheppard, marketing manager at the firm. "It puts [a brand using the technology] ahead of the crowd."

For the beauty industry, MetalFx's metallic printing technology could allow cosmetics brands to reproduce shimmering makeup shades on packaging and advertising.

The technology is already being used on some food and toy packaging, added Sheppard.

SAFE SCENT

ScentSational Technologies is serious about security. So much so, in fact, that the Jenkintown, Pennsylvania-based firm has developed a fragrance encapsulation technology that lets shoppers smell a product without actually meddling with the substance itself.

"Most people who buy a shampoo open it and smell it," said Steven Landau, chief technology officer at the firm, adding companies shy away from using tamper-proof seals as that could impede the shopper's purchase decision. But this could have a serious downside. "If you don't put a tamper-evident system in place, your product is potentially exposed, and someone could tamper with the product," said Landau.

To ensure the safety of a formula, ScentSational Technologies allows brands to inject the scent of their shampoo, for example, into the lid of the packaging, so that when shoppers open it they can smell the product's odor from the cap, while the liquid remains protected by a safety seal.

"They probably wouldn't realize [the smell was coming from the cap]," said Landau, adding the cost of such a system is minimal, estimated at less than one cent per product.

© WWD BEAUTY REPORT INTERNATIONAL

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18 ■ MARKETING/MEDIA
■ MEDIA/MARKETING
■ MARKETING/MEDIEN

MARKETERS HAVE A BALL

The upcoming World Cup has spawned a squad of scented products.

BY MELISSA DRIER, WITH CONTRIBUTIONS FROM ELLEN GROVES AND BRID COSTELLO

Rexona
SPORT

TO HELP KICK OFF THE WORLD CUP SOCCER CHAMPIONSHIPS in Germany, from June 9 to July 9, the beauty industry is putting together a team of special-edition products.

Soccer fans might never have been particularly known for their sweet-smelling behavior. But Coty Beauty, for one, sees huge potential in its Adidas Victory League men's fragrance line, due out in April in mass-market doors in Europe, the Middle and Far East, plus Latin America.

"With 300 million spectators, it is a unique occasion for Adidas," said Muriel Pauli, marketing director at Coty Beauty, referring to the event's widespread media coverage bringing the matches into homes around the globe.

The brand's special-edition line for men, including an eau de toilette, aftershave, shower gel and deodorant, range in price from €3.50 (£2.40/$4.20) to €13.80.

Coty intends to beat the score set by its previous soccer scents (for the Euro 2004 competition, for instance, it sold 4.4 million units). Executives banking on Adidas's high visibility as one of the World Cup's official sponsors are targeting global sales of 7 million units for Adidas Victory League.

In France and Germany, the collection will be available in a gift set, called the Supporter's Kit, which includes face paints in each participating country's national colors.

Adidas has also created a soccer dream-team to advertise the brand. It plans to run 12 different posters, each starring a high-profile player, including France's Zinedine Zidane and England's David Beckham.

Puma, which sponsors various World Cup teams, such as Italy, Ghana and Senegal, is after soccer-loving guys and gals with its fragrance duo, Puma Limited Edition Woman and Man, which was launched in March. The fragrances are packaged in red for her and blue for him, with a soccer ball-shaped window cut into their outer boxes. Prices for the line, also including shower gel and body lotion, are €10 to €15.

While producer Procter & Gamble executives remained mum on a sales target, industry sources estimate the line will bring in €60 million at retail in its first year.

Douglas Perfumeries also caught soccer fever in March, when it offered an exclusive on the licensed men's World Cup fragrance, FIFA WM 2006. Available in Douglas doors in Germany, Holland, Switzerland, Italy, France, Spain, Portugal, Hungary, Poland, Slovakia, the Czech Republic and Denmark, plus Douglas online, the 100-ml. eau de toilette spray retails for €29.95.

"It's performing fantastically and is a top-seller at the moment," said a Douglas spokesman. "Women are buying it for men; collectors are snapping it up, and it's sure to be a prized souvenir during the World Cup."

There are numerous toiletries products out with World Cup themes, including Rexona's deodorant, introduced in February, to help fans keep their cool. The Unilever-owned brand launched the limited-edition Men Sport product packaged in colors of participating nations, including France, Brazil, Germany and Poland. The 200-ml. can, priced at €3.36, contains an antiperspirant agent billed to reduce humidity by 40%.

Official World Cup partner Gillette launched a shaving gel with packaging sporting the tournament's logo to go with the introduction of its Mach3 Power Nitro razor in January. The P&G-owned brand introduced the razor, for €9.90, and gels, from €4, in the U.K., Spain, Portugal, Italy and Germany. And visitors to Gillette's website can compete to win much sought-after World Cup tickets.

Among the earliest in the game was Link Brand Solutions, of Chesterfield, England, which created a grooming products line under license for England's Football Association. The collection, comprising two shower gels, two deodorant sprays and a range of gift sets, is available in two scents, "Home" and "Away." It bowed in Sainsburys supermarket chain during the holidays.

"Our target market is into football," said managing director Ivan Taggart, noting the products have been selling well as both gifts and personal items. Over the Christmas period alone, 100,000 gift sets with an average retail price of £5.99 were sold. However, Taggart expects sales to increase ten- to twentyfold in the run-up to the World Cup.

He underlined, however, that astute branding is key for a product's longevity following the soccer season.

"If it's purely a brand-slapping exercise on a weak product, there's not too much to be gained in the development of the male grooming market," he said. ■

© WWD BEAUTY REPORT INTERNATIONAL

MARKETING/MEDIA ■
MEDIA/MARKETING ■
MARKETING/MEDIEN ■ 19

MEMO PAD

CLICK
L'EFFET AXE

CLICK CAFES

Lynx has often boasted that its odiferous body sprays help males attract female admirers. And recently, the Unilever-owned men's beauty brand was out to prove it. During the month of March, the brand (a.k.a. Axe, in France) ran "Click Cafés" around Europe that were inspired by its latest fragrance, Click.

The spaces, created to attract students, were full of attractive girls hired by Lynx. Boys entering the cafés were judged on their powers of seduction by girls scoring them with clicks of hand-held gizmos. The highest-scoring guy at each event then had his picture taken—in a pose like that of actor Ben Affleck in an earlier Axe commercial—and then the image was displayed in the café where the event was held.

"Young people like to keep score on everything," explained a spokesman for the Lynx brand, adding that "click dating," a take on speed dating, was also among the Click Cafés' girl-meets-boy activities.

ONLINE TIME

Parfums Hermès tried to net male consumers via the Internet for its newest fragrance before it hit shelves.

The company ran terre-et-ciel.com, a site dedicated to its men's scent Terre d'Hermès, from Feb. 19 to March 4, two weeks before the product's in-store launch. Each day, information pertaining to the scent's concept was revealed on the site. Meanwhile, a clock counted down time to when the site's full purpose would be revealed.

The idea was to generate buzz in a non-commercial way, said an Hermès spokesman.

"What we wanted with the idea of introducing the website before introducing the product was to go step-by-step, creating desire," he said. "We didn't want it to be very branded on purpose because it's about the experience linked to the universe of Terre d'Hermès."

COMPETITIVE BRAND

Men are often found racing out of perfumeries. That's why Formula One star David Coulthard's men's grooming line, Pole Position, was designed to give men a break from visiting stores altogether.

Introduced in March, the three-unit treatment collection—including a 40-ml. face wash, a 40-ml. shaving foam and a 30-ml. moisturizing balm for $34 (€24.80/£19.50)—is delivered directly to customers' doors. Store-averse shoppers can buy the products online and even have their order automatically renewed monthly.

"People are really busy," said Justine Sparks, marketing director at Norfolk, England-based Direct Beauty Products, the brand's producer. "We're all looking for faster ways to get things done. Women enjoy picking out their cosmetics, but men don't so much. This is a very simple way of receiving your essentials each month."

POLE POSITION

FRAGRANCE FEATURE

Esquire magazine teamed with Elizabeth Arden to host a competition promoting the Provocative Woman scent. For the event, Esquire asked readers to nominate their partners to star in a photoshoot inspired by the fragrance.

"The feature brings interesting content and beautiful photography to the magazine," said Helen Brocklebank, group promotions director at NetMag, Esquire's parent company. "Through this competition, readers can see what men really view as sexy in a woman, including personality and not just looks."

Five finalists will appear in the four-page piece, which is to be in magazine's April issue.

PREEMPTIVE ACTION

Kingfisher Airlines is offering fragrances and cosmetics for free to travelers before they even get to the airport.

The Indian airline gives beauty product vouchers valued at 4,000 rupees (€75/£52/$90) to its customers spending 10,000 rupees or more on a pair of air tickets. The coupons are then redeemable in department stores and perfumery chains in India, including Shoppers' Shop and Life Style.

The program, which was kicked off on Jan. 23 and runs through June 30, is called Scent of Good Times.

"The idea behind the scheme is to associate with like-minded leading international brands to provide maximum value to our guests and also create an opportunity to communicate with the relevant target audience through a non-conventional platform," said Girish Shah, general manager of marketing for the airline, in a statement.

WWD BEAUTY REPORT INTERNATIONAL

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Salons galore: U.S. has 165,000 shops that care just for hair

By Fran Daniel, Winston-Salem Journal, N.C.
Knight Ridder/Tribune Business News
1,041 words
21 May 2006
Winston-Salem Journal (KRTBN)
English
Copyright (C) 2006 KRTBN Knight Ridder Tribune Business News

May 21--Bea McRae and her husband, Horace, were just looking for something to do in retirement and ended up with another career.

In 1995, the couple became Great Clips franchisees. Under their company BeaCorp Inc. in Winston-Salem, the McRaes own two salons in Winston-Salem at Cloverdale Plaza and North Summit shopping centers and one in Thomasville.

Bea McRae, who was an educator for nine years, is in charge of salon operations. Horace McRae, who worked in the banking industry for 41 years, oversees company finances.

"We think that it's a very good business," Bea McRae said.

Great Clips Inc., the largest salon chain with a single brand, is one of the fastest-growing salon brands. The company recently opened its 2,500th franchised salon. It is in 130 markets and thousands of neighborhoods throughout the United States and Canada.

In the Triad and surrounding counties, there are 30 Great Clips, seven waiting to open and five in development. At the company's current pace, it is opening five stores a week in the country.

But how is this chain, with its walk-in hair-care salon concept, able to compete in a sea of clippers?

There are different industry figures on the number of hair salons in the United States. **Professional Consultants & Resources** in Plano, Texas, reports in its proprietary 2005 Salon Industry Study that about 230,000 companies make up the overall salon industry, including barbershops and nail and skin-care salons. Break out strictly hair salons and the number falls to about 165,000. Independents make up the bulk of hair salons, about 80,000 to 90,000.

Regis, the largest salon chain with several brands, including Regis salons, Supercuts, MasterCuts and SmartStyle, said on its Web site that that it has nearly 11,000 salons worldwide. Other major chains in the industry include Fantastic Sams and Hair Cuttery.

According to BellSouth research, there were 281 listings under "beauty salons" in the Winston-Salem edition of the Real Yellow Pages in 1998, compared with 378 in 2005, a 34.5 percent increase over seven years.

Great Clips is able to compete because it focuses on convenience and value for customers, Bea McRae said.

Dean Wieber, the company's executive vice president of new-business development, agreed, saying that the company offers services that customers want and delivers a quality haircut at a good price seven days a week into the evening hours, no appointment necessary.

"We have a very limited menu: Haircuts and perms," he said. "We do a little bit of product, but those are the things that customers want on a frequent basis."

The McRaes' salons prefer to schedule perms and updos for proms, weddings and similar occasions to have enough staff on hand. They charge $9 and $11 for haircuts, but the price is sometimes less, as Great Clips does a lot of advertising and provides discount coupons.

McRae said that good haircuts are important to building a Great Clips franchise business.

She tells stylists that they can get customers in the door, but whether or not people come back depends on

2007 Factiva, Inc. All rights reserved.

their customer service and technical skills.

"We guarantee hair cuts," she said. "Everything we do, we guarantee, so we don't do color because you can't guarantee color."

The clientele makeup at the McRaes' Great Clips depends on the shop and local consumers, but the majority of them are typically men.

Great Clips are rarely found in enclosed malls, as part of the company's focus on convenience for its customers and its walk-in concept.

"You'll find us in shopping centers where customers can drive up fairly close," McRae said.

Training is a major program at Great Clips. The company has training centers in all its significant markets for franchisees and their employees.

Horace McRae said that the centers help provide consistency with haircuts.

"We're constantly upgrading skills," his wife said.

The McRaes also cited the vacation and incentive-pay plans offered in their salons for helping to attract and retain experienced employees.

"Great Clips takes really good care of its employees," said Jeanne Miller-Hill, the manager of the Cloverdale Plaza Great Clips. "We have really good benefits, and they pay you for everything you do. I think that makes a difference. It makes you want to work for them."

Great Clips competes in an industry that has been consolidating for the past five to seven years.

According to **Professional Consultants & Resources**, salon hair care generated about $2.4 billion in 2005, compared with $2.1 billion in 2000.

Cyrus Bulsara, the president of **Professional Consultants & Resources**, said that the industry had double-digit growth in the 1980s, slowed to between 5 percent and 7 percent in the 1990s and is now at about 3 percent as a result of consolidation at the top at some manufacturers, distributors and salon chains.

"Consolidation without strategy or planned growth is killing the industry," he said.

In the past, stylists prescribed customers a certain product, but that's all changing, since consumers can buy hair-care products practically anywhere.

"Now consumers can buy diverted salon brands at drug, food and mass-discount outlets," Bulsara said. "This has ruined the industry and its past 'salon prescription' plan."

He expects stagnation and low growth for the industry in coming years because of "thoughtless consolidation at distributors and salon chains without strategy or planning just to grow bigger or demonstrate growth."

Great Clips, which declined to give financial figures, is optimistic about its future.

Wieber said that the company expects to expand roughly at its current pace, growing its existing markets and completing rollouts into new markets.

"A long as we're taking strong real estate and we're in a successful shopping center in a growth part of town, then we can do well," he said.

To see more of the Winston-Salem Journal, or to subscribe to the newspaper, go to http://www.journalnow.com .

Copyright (c) 2006, Winston-Salem Journal, N.C.

Distributed by Knight Ridder/Tribune Business News.

2007 Factiva, Inc. All rights reserved.

Document KRTWN00020060522e25l00001

2007 Factiva, Inc. All rights reserved.

ANNEX C
Schedule of Option Grants

Grant	Strike	Options
Date	Price	Granted

2/26/2004	$1.65	628,029
5/18/2004	1.65	254,000
6/21/2004	1.65	550,000
7/15/2004	1.65	235,000
10/26/2004	1.65	406,000

		2,073,029

7/19/2005	2.10	1,115,815
10/25/2005	2.10	197,000

		1,312,815

4/26/2006	2.60	1,230,000
10/24/2006	2.60	755,000
12/20/2006	5.80	120,000

		2,105,000

2/28/2007	7.52	58,000
5/15/2007	7.89	70,000

		128,000